Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luiz Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 13, 2003

2.	Report of Independent Accountants on Audited Financial Information For the Year Ended December 31, 2002

3.	Notice of Dividend Payment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By           /s/ Fabio Schvartsman
            Name:  Fabio Schvartsman
            Title   Chief Financial Officer

Date   February 14, 2003

4th Quarter 2002
ULTRAPAR PARTICIPAÇÖES S.A. (BOVESPA:UGPA4/NYSE: UGP)

INFORMATION AND RESULTS FOR THE FOURTH QUARTER 2002
(São Paulo Brazil, February 13, 2003)

 53% NET REVENUE GROWTH IN 4Q02 COMPARED TO 4Q01
55% INCREASE IN EBITDA IN 4Q02 COMPARED TO 4Q01
68% HIGHER ACCUMULATED 2002 NET INCOME COMPARED TO THE SAME PERIOD IN 2001

“Our work philosophy is based on the consistency and persistence of our actions and on the unceasing quest to constantly upgrade our quality. We are announcing significantly improved results in spite of the volatile macroeconomic environment and unfavorable conditions that prevailed in Brazil last year. This achievement convinces us that our business vision based upon the focus on the customer, our low cost creed and increasing employee skills reservoir is the most appropriate and efficient “

Paulo G. A. Cunha – CEO

Ultrapar Participaçöes S.A. UGPA4 = R$ 24.90 / 1,000 shares UGP = US$ 6.70 / ADR (December 30, 2002)

4th Quarter 2002 - Overview

On December 4, 2002, Ultrapar concluded its Corporate Restructuring. The results for the July to December 2002 period now contemplates the performance of the incorporated companies, Oxiteno S.A. Ind. e Com. and Ultragaz Participaçöes, which have become wholly owned subsidiaries of Ultrapar.

We are continuing to announce the operating results for each business, reflecting our commitment to the best practices of corporate governance and transparency.

Ultrapar, a company with its business focus on the sectors of LPG distribution (Ultragaz), chemicals and petrochemicals (Oxiteno) and also transportation and storage of LPG and chemical products (Ultracargo), reported the following results in the fourth quarter and full year 2002:

Financial and Economic Data Ultrapar consolidated	4Q02	4Q01	(%) 4Q02x4Q01	2002	2001	(%) 2002x2001

Net Sales Revenue	908	592	53%	2,995	2,285	31%
Gross Sales	229	157	46%	747	586	27%
Operating Profit	108	63	73%	366	279	31%
EBITDA	140	90	55%	487	373	31%
Net Income	108	25	333%	222	132	68%
Earnings per 1,000 shares	1.55	0.47	230%	3.62*	2.49	45%

In millions of Reais (except EPS)
* Based on the weighted average of the number of shares through the year

Operating Performance Ultragaz	4Q02	4Q01	(%) 4Q02x4Q01	2002	2001	(%) 2002x2001

Sales Volume (thousand tons)	327.2	336.1	(3%)	1,302.7	1,344.9	(3%)
Residential	208.9	211.9	(1%)	798.3	825.8	(3%)
Non-Residential	118.3	124.2	(5%)	504.3	519.1	(3%)

Market Share*	19.7%	19.4%		19.6%	19.3%

   * Source: Sindigás

Operating Performance Oxiteno	4Q02	4Q01	(%) 4Q02x4Q01	2002	2001	(%) 2002x2001

Sales Volume (thousand tons)	118.8	102.6	16%	433.5	445.6	(3%)
Domestic	66.1	55.2	20%	263.7	256.7	3%
Exports	52.7	47.4	11%	169.7	188.9	(10%)

Highlights in the Period:

Distribution of income – On February 12, 2003, Ultrapar’s Board of Directors authorized the payment of an interim dividend of R$ 45 million for the fiscal year 2002. Common shareholders are to receive a dividend of R$ 0.629268 per thousand shares and preferred shareholders a dividend of R$ 0.692195 per thousand shares. Payment will be effected on March 06, 2003.

Corporate Restructuring – In October, we announced an important corporate restructuring which was successfully concluded in December and will allow a complete align of interests of all the shareholders, a liquidity increase and an optimization of the financial management. This operation was given substantial coverage in the specialized financial press being cited as the most outstanding corporate event in 2002.

Ultrapar and the Brazilian Macroeconomic Environment

In Brazil, the 4Q02 brought good economic news in spite of the high inflation rate. After more than a year of external shocks, political uncertainty and concern surrounding the external and internal debt, the perception of political risk began to dissipate. The markets began to indicate a greater confidence in the transition from one government to another, in this way stimulating an appreciation in the Real and a reduction in sovereign risk. However, fears of military conflict in the Middle East and political instability in Venezuela have pushed up oil and oil product prices. The international LPG Mont Belvieu benchmarkprice increased 49% when compared with 4Q01 and the average naphtha NWE benchmark price rose by 48% in comparison with 4Q01.

Operating Performance

Ultragaz: Brazilian LPG consumption reported a year-on-year decline of 6% in 4Q02. This decline is partly the consequence of the high sales volume in 4Q01, the result of the anticipation of purchases in December 2001 prior to the announcement of LPG price increases in early 2002. Petrobras also increased prices during the year, in the case of the residential segment by 59% and 94% for the non-residential segment and this also impacted LPG demand.

Ultragaz achieved a better performance than the market, posting a decline of 3% in sales volume for the quarter and expanding its market share from 19.4% to 19.7% in the period. Fourth quarter sales 2002 registered 327.2 thousand tons compared with 336.1 thousand tons in 4Q01. In 2002, Ultragaz reported a 3% fall in sales volume as against 5% for the market as a whole. With a 19.6% market share in 2002, Ultragaz was the second largest LPG distributor in Brazil.

The residential segment, which is supplied in the form of 13 kg gas cylinders, posted a year-on-year reduction of 1% in its sales volume for the fourth quarter. In the non-residential segment, where sales are largely to the commercial and industrial sectors, 4Q02 volumes were down by 5% compared to 4Q01. This drop in sales was mainly a consequence of clients located near the Brazil-Bolivia Pipeline who converted their energy sources to the Natural Gas, as previously anticipated by Ultrapar. Accumulated annual volumes sold to both the residential and non-residential segments for 2002 as a whole were down year-on-year by 3%.

Oxiteno: Oxiteno produces ethylene oxide and its principal derivatives and is also a leading manufacturer of specialty chemicals. Oxiteno’s products are used in various industrial sectors such as those of PET packaging, paints, cosmetics and detergents.

During the 4Q02, the currency which had depreciated an average of 44% year-on-year, benefited the competitiveness of Oxiteno’s products both in the overseas and domestic markets. As a result, the volume of chemical products sold in 4Q02 grew 16% compared with 4Q01 reflecting increased sales to both domestic and overseas markets of 20% and 11%, respectively. Due to positive performances in the polyester, hydraulic fluids, tannery, paper and resins segments, domestic sales volume in 4Q02 was 66.1 thousand tons. Sales to the external market reached 52.7 thousand tons during the period, driven by exports of glycols to the Far East, the United States, Canada and Mexico and the recovery in sales to the Argentine market.

Oxiteno reported a 3% decline in sales volume for 2002 as a whole, largely due to the ethylene supply restrictions from Braskem, in the first semester 2002. Sales to the domestic market rose by 3% while exports fell by 10% in view of the priority given to the domestic market.

Ultracargo: Through its subsidiaries Transultra and Tequimar, Ultracargo is one of the leaders in inter-modal transportation services for the chemical, petrochemicals and LPG sectors in Brazil. Among the solutions, Transultra offers integrated multi-modal transportation, loading and unloading operations at its customers’ installations and management of third party trucking fleets. Tequimar maintains and operates storage installations at port terminals and rail junctions for the movement of chemical and petrochemical products. Tequimar operates terminals in Aratu, Camaçari, Maceió, Paulínia, Santosand Suape. The company’s considerable storage capacity and the strategic location of its assets, facilitates product movement along its multi-modal logistics system. Besides storage services, Tequimar offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering.

In 4Q02, kilometers driven by Transultra increased 65% to 12,712 kilometers compared with 7,683 kilometers in 4Q01. Transultra has become an outstanding player in the transportation market, increasing its portfolio of important clients thanks to its competitive advantages of solidity, respect for legislation and compliance with safety and environment regulations. In 4Q02, Tequimar’s utilized storage capacity was 91.1% in relation to 91.9% reported in 4Q01. Transultra’s accumulated 2002 total of kilometers driven grew 38% as compared with the same period in 2001 and Tequimar posted a utilized capacity of 91.6% in relation to 93.2% posted for 2001.

Economic – Financial Performance

Net Sales Revenue – Ultrapar’s consolidated net sales revenue of R$ 907.5 million in 4Q02 was 53% higher than for the same period in the preceding year. In 2002, Ultrapar’s sales revenue was 31% higher than the figure reported for the same period in 2001, posting R$ 2,994.5 million.

Ultragaz –Net sales revenue in 4Q02 at Ultragaz totaled R$ 554.3 million in 4Q02 compared with R$ 365.2 million in 4Q01. For the full year 2002, net sales revenue was R$ 1,942.7 million, a year-on-year increase of 41%. Increased net sales revenue is a reflection of increased LPG costs in 2002.

Oxiteno – Oxiteno’s net sales revenue in 4Q02 was R$ 323.9 million, a year-on-year growth of 57%. The Real’s depreciation made the company’s products more competitive both in the overseas as well as domestic markets where Oxiteno competes with imported products. For the full year 2002, Oxiteno’s net sales revenues were R$ 956.1 million thus posting a year-on-year growth of 15%.

Ultracargo – Net sales revenue in 4Q02 was R$ 38.9 million, a growth of 35% compared with 4Q01. This increase reflects greater business volumes at Transultra due to further expansion in its client base.

Cost of Goods Sold. Ultrapar’s costs of goods sold in 4Q02 at R$ 678.3 million was 56% higher than the R$ 435.0 million posted for the same period in 2001. Ultrapar’s cost of goods sold for the full year posted a year-on-year increase of 32%.

Ultragaz: Ultragaz’s cost of goods sold in 4Q02 was R$ 470.2 million, a year-on-year increase of 63%. This increase is a reflection of higher ex-refinery prices for LPG sold by Petrobras with an increase of 59% and 94% in the residential and non-residential segments respectively during the course of 2002. Since January 2002, Petrobras, as the only Brazilian producer, was allowed to set its own LPG prices for sales to the domestic market and benchmarked these to the international price plus the costs of importing the product. In the 3Q02, ANP intervened in Petrobrás price policies, fearing the effects the increase in LPG prices might have on domestic inflation. From October onwards, Petrobras’ freedom to set its own LPG prices was gradually restored. For 2002 as a whole, Ultragaz’s cost of goods sold increased year-on-year by 43%.

Oxiteno: The cost of goods sold at Oxiteno was R$ 192,5 million in 4Q02, 40% higher than the figure of R$ 137.6 million reported in 4Q01. Much of the increase was due to higher ethylene prices, which are very sensitive to the depreciation in the Real, as well as the effect of increased naphtha prices on the international market. At R$ 614.8 million in the accumulated 2002, Oxiteno’s cost of goods sold rose year-on-year by 9%.

Ultracargo – The cost of services rendered increased year-on-year by 44% in 4Q02, reflecting the higher prices of Tequimar’s raw materials and in  the case of Transultra, the increase in diesel fuel.

Selling, General and Administrative Expenses – Ultrapar reported R$ 118.8 million in operational expenses in 4Q02 as against R$ 91.6 million for the same period in 2001. Ultrapar’s SG&A expenses for the full year were R$ 382.3 million and year-on-year higher by 20%.

Ultragaz – General, administrative and selling and depreciation expenses increased from R$ 51.2 million in 4Q01 to R$ 65.7 million in 4Q02. Depreciation expenses were R$ 19.6 million, R$ 2.1 million higher than 4Q01. Selling expenses in 4Q02 increased R$ 6.7 million over 4Q01. This increase reflected an allowance for doubtful account provision of R$ 8.3 million. Due to the present difficult environment, the amount of the provisions were increased. General and administrative expenses recorded an increase from R$ 12.9 million in 4Q01 to R$ 18.6 million in 4Q02, due to the annual collective wage increase negotiated in September 2002 and consultancy fees related to the implementation of the ERP – Enterprise Resource Planning system. For the full year 2002, SG&A expenses were R$ 217.8 million.

Oxiteno – General, administrative and selling and depreciation expenses increased from R$ 37.9 million in 4Q01 to R$ 47.1 million in 4Q02. Selling expenses were 3% lower than for the same period in 2001 as a consequence of the reversal of R$ 2.6 million from allowance for doubtful account, once this amount has been received. This provision was constituted in 4Q01 in the light of the Argentine crisis. Administrative expenses increased from R$ 18.4 million to R$ 27.9 million due to an increased provision for the Profit Sharing Program, in line with the company’s operating performance, as well as consultancy and legal fees involved with the Corporate Restructuring in 4Q02. For the full year 2002, Oxiteno’s selling, general and administrative expenses were R$ 142.4 million.

Operating Profit – Ultrapar reported an operating profit of R$ 108.4 million, a year-on-year increase of 73% while Oxiteno's operating profit was R$ 84.4 million, an increase of R$ 53.4 million in relation to 4Q01. Ultragaz recorded an operating profit of R$ 19.3 million, R$ 6.4 million lower than the same item in 4Q01. It is important to notice that if the provision made in 4Q02 is ignored, Ultragaz’s operating profit would have been R$ 27.6 million, corresponding to an increase of R$ 1.9 million compared with the same period in 2001. Ultracargo recorded an operating profit of R$ 3.6 million, R$ 1.2 million lower than in 4Q01. Ultrapar’s operating profit for the full year was R$ 365.6 million, a year-on-year increase of 31%.

EBITDA – Consolidated operating cash flow (EBITDA) was R$ 139.9 million in 4Q02, 55% more than registered in the same period in 2001. The overall EBITDA figure for the year was R$ 487.3 million, a year-on-year increase of 31%.

EBITDA R$million

Ultragaz – Ultragaz reported an EBITDA of R$ 38.9 million, and a decline of R$ 4.3 million in relation to 4Q01. EBITDA for the full year 2002 was R$ 219.8 million, an increase of R$ 56.7 million compared with the same period in 2001.

Oxiteno – Oxiteno reported an EBITDA of R$ 92.7 million, an increase of R$ 54.1 million in relation to 4Q01. For the full year, EBITDA was R$ 232.6 million, an increase of R$ 55.8 million compared with the same period in 2001.

Ultracargo – Ultracargo posted EBITDA of R$ 7.0 million, corresponding to a decline of R$ 0.2 million compared to 4Q01. EBITDA for the full year 2002 was R$ 29.3 million, a growth of 3% compared to the same period in 2001.

Financial Results – Ultrapar posted a loss of R$ 7.2 million in its 4Q02 albeit a gain of R$ 28.5 million for 2002 as a whole.

Ultrapar ended 2002 with a total cash position of R$ 637.9 million, of which R$ 508.4 million was in dollar denominated assets and hedge instruments. Total debt in December was R$ 583.5 million, of which foreign currency denominated liabilities, including advances on foreign exchanges contracts, were R$ 348.9 million. Even after the disbursement of R$ 208.0 million to Oxiteno’s dissenting minority shareholders following the completion of the Corporate Restructuring, Ultrapar ended the year with a net cash position of R$ 54.4 million, and 100% of its dollar denominated liabilities hedged.

Net Income – Consolidated net income was R$ 107.8 million in 4Q02, R$ 82.9 million higher than in 4Q01. Net income for the full year was R$ 222.3 million, against R$ 132.2 million for the full year 2001, and representing a growth of 68%.

Investments – In 2002, investments totaled R$ 432.8 millions, including the purchase of the additional stakes in group companies. In 4Q02, investments were R$  278.5 million, of which R$ 208.0 million was invested in the acquisition of the minority shareholders in Oxiteno and R$ 70.5 million in CAPEX, distributed among the businesses as follows:

CAPEX 4Q02	R$ MM	% of Total
Ultragaz	46.9	67%
Oxiteno	17.7	25%
Ultracargo	5.8	8%
Ultrapar	70.5	100%

   At Ultragaz, capital expenditures were largely directed towards expanding the non-residential segment (UltraSystem), bottles and the new filling plant in Betim;

  At Oxiteno, capital expenditures were directed for expanding production capacity, quality and environmental control systems and the replacement of equipment;

  At Ultracargo, capital expenditures were directed to the expansion of Santos (São Paulo) and Aratu (Bahia) based terminals.

Ultrapar in the Capital Markets

In 2002, Ultrapar’s shares showed a consistently good performance in relation to the main local market indexes, Ibovespa and IBX, ending the year with an appreciation of 33% against the Ibovespa’s depreciation of 17% and an appreciation of 6% in the IBX.

__ UGPA4     __ IBOV  __ IBX

The average daily trading volume in 2002 was R$ 1,233 thousand, including transactions on both the Bovespa and the New York Stock Exchange (NYSE), representing a year-on-year increase of 57%. If we consider the financial volume alone of Ultrapar shares traded on Bovespa, the increase was 101% against an increase of 10% in financial volume traded for the market as a whole.

Forthcoming Events

Results Release:

On February 14, 2003, Ultrapar will host a conference call with investors to discuss the company’s fourth quarter 2002 performance and the outlook for 2003.

Conference Call in Portuguese:11:00 a.m. (Brasília time)
Dial-in to pre-registering: 55 11 4613-0512

Website to pre-register: www.ccall.com.br/thomson
Password for participants: 702 + registration number to be provided at pre-registration (PIN)
Please call 5 minutes prior to the conference call time on   55 11 4613-0500 with your password.

Conference Call in English: 9:00 a.m. (New York time)
Dial-in to pre-register:
Calling from Brazil: 11 4613-0512
Calling from abroad: 55 11 4613-0513
Website: www.ccall.com.br/thomson (Click on version in English)
Participant Password: 628
Connecting Telephones:
Calling from Brazil: 11 4613-0503
Calling from the USA: 1-703-788-1236 or 1-866-812-0442 (toll free)
 Participant Password: 628 + Personal Identification Number (PIN)

Following the conference calls, replays will be made available until  February 24, 2003 at the following numbers:

Conference Call in Portuguese:
Telephone: 55 11 4613-0501 (Password 702)

Conference Call in English
For participants calling from Brazil: 11 4613-0502 (password 628)
For participants calling from the USA: 1-703-788-1236 or 1-866-812-0442 (Password 628)

All financial information has been prepared in accordance with Brazilian corporate law accounting.  All figures are given in Brazilian Reais, except on page 18 where they were converted into U.S. dollars, based on the average commercial exchange rate for the corresponding periods.

For further information please contact:
Investor Relations Department
Ultrapar Participaçöes S.A.
(55 11) 3177-6513
fbrasil@ultra.com.br
www.ultra.com.br

Relevant Market Information

Focus on Finance	4Q02	4Q01	Acum. 02	Acum. 01

EBITDA margin Ultrapar	15%	15%	16%	16%
Net income margin Ultrapar	12%	4%	7%	6%

Focus on Productivity	4Q02	4Q01	Acum. 02	Acum. 01

EBITDA R$/ton Ultragaz	119	129	169	121
EBITDA R$/ton Oxiteno	780	376	537	397

Focus on Human Resources	4Q02	4Q01	Acum. 02	Acum. 01

Number of employees Ultrapar	5,876	5,748	5,876	5,748
Number of employees Ultragaz	4,032	4,051	4,032	4,051
Number of employees Oxiteno	912	902	912	902
Number of employees Ultracargo	743	627	743	627

Focus on Capital Markets	4Q02	4Q01	Acum. 02	Acum. 01

Nº of shares (MM)	69,691	53,000	69,691	53,000
Market Capitalization – R$ million	1,735	911	1,735	911
Av. daily trading volume BOVESPA – th. shares	37,709	58,551	40,358	24,653
Av. daily trading volume BOVESPA– R$ th.	862	961	860	427
Av. BOVESPA price – R$ / th. shares	22.87	16.41	21.31	17.34
Nº. of ADRs[1] on the NYSE (th. ADRs)	4,112	7,838	4,112	7,838
Av. daily trading volume NYSE – ADRs	10,855	37,535	17,542	21,107
Av. daily trading volume NYSE–US$ th.	70.2	231.3	136.8	150.5
Av. NYSE price – US$ / ADRs	6.47	6.16	7.80	7.13
Av.total[2] daily trading volume – th. shares	48,564	96,086	57,900	45,761
Av.total[2] daily financial volume– R$ th.	1,124	1,558	1,233	787

1 1 ADR = 1.000 preferred shares
2 Total = BOVESPA + NYSE

ULTRAPAR PARTICIPAÇÖES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2002	2001	2002
ASSETS
Cash and marketable securities	637.9	656.0	863.8
Trade accounts receivable	271.7	149.3	248.0
Inventories	106.3	94.5	92.3
Other	171.0	145.4	152.3
Total Current Assets	1,186.9	1,045.2	1,356.4

Investments	33.0	88.8	45.2
Property, plant and equipment	779.5	707.9	754.5
Deferred charges	81.1	68.1	76.7
Other long term assets	47.4	42.0	67.1
Total Long Term Assets	941.0	906.8	943.5

TOTAL ASSETS	2,127.9	1,952.0	2,299.9

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans	219.8	124.5	223.0
Suppliers	104.4	88.4	68.6
Salaries and related contributions	64.4	50.2	54.0
Taxes	11.9	7.8	20.8
Other accounts payable	67.7	52.9	18.8
Total Current Liabilities	468.2	323.8	385.2

Loans	363.7	290.2	402.0
Deferred income tax	34.8	24.0	39.6
Other long term liabilities	39.2	74.2	79.2
Total Long Term Liabilities	437.7	388.4	520.8
TOTAL LIABILITIES	905.9	712.2	906.0

STOCKHOLDERS' EQUITY
Capital	664.0	433.9	433.9
Revalution reserve	26.0	25.9	23.7
Revenue reserves	501.1	340.2	339.8
Retained earnings	-	-	95.9
Total Stockholders' Equity	1,191.1	800.0	893.3
Minority Interests	30.9	439.8	500.6
TOTAL STOCKHOLDERS' EQUITY & M.I.	1,222.0	1,239.8	1,393.9

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,127.9	1,952.0	2,299.9

ULTRAPAR PARTICIPAÇÖES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - corporate law

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2002	2001	2002	2002	2001
Net sales	907.5	591.5	833.1	2,994.5	2,284.7

Cost of goods sold	(678.3)	(435.0)	(608.9)	(2,247.1)	(1,698.3)

Gross profit	229.2	156.5	224.2	747.4	586.4

Operating expenses
Selling	(45.8)	(39.7)	(32.2)	(130.2)	(120.0)
General and administrative	(52.1)	(33.4)	(42.3)	(170.3)	(131.6)
Depreciation and amortization	(20.9)	(18.5)	(20.9)	(81.8)	(66.2)

Other operating results	(2.0)	(2.2)	0.1	0.4	10.2

EBIT	108.4	62.7	128.9	365.5	278.8

Financial results
Financial income	(24.4)	(29.6)	158.8	238.0	120.7
Financial expenses	22.3	21.4	(126.2)	(176.6)	(122.8)
Taxes on financial activities	(5.1)	(8.0)	(12.4)	(32.9)	(29.0)

Equity in earnings (losses) of affiliates
Affiliates	(1.2)	0.9	(1.6)	(1.7)	2.0
Benefit of tax holidays	14.9	6.0	14.7	43.5	26.9

Non-operating income (expense)	0.5	(2.6)	(42.8)	(44.1)	(17.0)

Income before taxes	115.4	50.8	119.4	391.7	259.6

Social contribution and income tax	(32.0)	(8.3)	(37.7)	(114.9)	(54.5)

Income before minority interest	83.4	42.5	81.7	276.8	205.1

Minority interest	24.4	(17.6)	(34.1)	(54.5)	(72.9)

Net Income	107.8	24.9	47.6	222.3	132.2
EBITDA	139.9	90.4	160.1	487.3	372.5

ULTRAPAR PARTICIPAÇÖES S/A
CONSOLIDATED CASH FLOW STATEMENTIn millions of reais - corporate law

	DEC
	2002	2001
Cash Flows from operating activities	466.9	338.4
Net income	222.3	132.2
Minority interest	54.5	72.9
Depreciation and amortization	121.8	102.4
Working capital	(125.7)	(56.0)
Financial expenses (A)	116.2	74.1
Other (E)	77.8	12.8

Cash Flows from investing activities	(426.4)	(205.3)
Additions to property, plant, equipment and deferred charges (D)	(220.0)	(203.0)
Disposals of permanent assets	4.5	9.3
Acquisition of minority interests (including treasury shares)	(212.8)	(13.8)
Dividends received from affiliates	0.4	1.3
Other	1.5	0.9

Cash Flows from financing activities	(58.5)	(339.4)
Short term debt, net	55.8	(51.5)
Issuances	97.3	54.4
Debt payments	(98.2)	(85.3)
Related companies	(2.3)	(1.2)
Dividends paid (B)	(60.7)	(244.3)
Other	(50.4)	(11.4)

Net increase (decrease) in cash and cash equivalents	(18.0)	(206.3)

Cash and cash equivalents at the beginning of the period	656.0	862.3
Cash and cash equivalents at the end of the period	637.9	656.0
Supplemental disclosure of cash flow information
Cash paid for interest (C)	46.6	38.3
Cash paid for taxes on income (C)	52.3	20.6
Supplier financing of acquisition of property, plant and equipment	2.8	-

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Including dividends paid by Ultrapar and its subsidiaries.
(C)	Included in cash flow from operating activities.
(D)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.

ULTRAGAZ PARTICIPAÇÖES S.A.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law
	QUARTERS ENDED IN
	DEC	DEC	SEP
	2002	2001	2002
OPERATING ASSETS
Trade accounts receivable	138.9	88.4	121.8
Inventories	13.1	14.8	13.2
Other	70.7	64.7	65.1
Property, plant & equipment	365.4	333.3	346.4
Deferred charges	76.5	67.6	73.6

TOTAL OPERATING ASSETS	664.6	568.8	620.1

OPERATING LIABILITIES
Suppliers	45.5	53.9	34.5
Salaries and related contributions	27.7	22.6	25.8
Taxes	1.7	0.9	1.2
Other accounts payable	2.3	1.8	1.3

TOTAL OPERATING LIABILITIES	77.2	79.2	62.8

CONSOLIDATED STATEMENT OF INCOME
In millions of reais- Corporate law

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2002	2001	2002	2002	2001
Net sales	554.3	365.2	525.9	1,942.7	1,381.1

Cost of goods sold	(470.2)	(288.8)	(421.9)	(1,585.1)	(1,105.2)

Gross profit	84.1	76.4	104.0	357.6	275.9

Operating expenses
Selling	(27.5)	(20.8)	(17.5)	(76.6)	(66.1)
General and administrative	(18.6)	(12.9)	(15.8)	(64.5)	(49.4)
Depreciation and amortization	(19.6)	(17.5)	(19.4)	(76.7)	(61.9)

Other operating results	0.9	0.5	1.0	3.2	2.7

EBIT	19.3	25.7	52.3	143.0	101.2

EBITDA	38.9	43.2	71.7	219.8	163.1
Depreciation and amortization	19.6	17.5	19.4	76.8	61.9

RATIOS
Operating margin	3%	7%	10%	7%	7%

OXITENO S.A - INDÚSTRIAE COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2002	2001	2002
OPERATING ASSETS
Trade accounts receivable	117.3	50.2	113.3
Inventories	91.6	78.5	77.6
Other	28.4	27.8	22.5
Property, plant & equipment	315.8	299.5	311.6
Deferred charges	5.8	2.8	4.9

TOTAL OPERATING ASSETS	558.9	458.8	529.9

OPERATING LIABILITIES
Suppliers	55.2	31.6	30.3
Salaries and related contributions	30.6	23.7	23.2
Taxes	4.8	2.4	6.5
Other accounts payable	16.2	17.4	15.5

TOTAL OPERATING LIABILITIES	106.8	75.1	75.5

CONSOLIDATED STATEMENT OF INCOME
In millions of reais- Corporate law

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2002	2001	2002	2002	2001
Net sales	323.9	206.5	281.6	956.1	832.2

Cost of goods sold
Variable	(172.2)	(112.9)	(145.4)	(517.0)	(465.0)
Fixed	(12.9)	(17.7)	(21.2)	(68.6)	(71.6)
Depreciation and amortization	(7.4)	(7.0)	(7.4)	(29.2)	(27.2)

Gross profit	131.4	68.9	107.6	341.3	268.4

Operating expenses
Selling	(18.3)	(18.8)	(14.7)	(53.6)	(53.9)
General and administrative	(27.9)	(18.4)	(21.1)	(85.2)	(66.9)
Depreciation and amortization	(0.9)	(0.7)	(1.1)	(3.6)	(2.9)

Other operating results	0.1	-	(0.5)	0.9	2.0

EBIT	84.4	31.0	70.2	199.8	146.7

EBITDA	92.7	38.6	78.7	232.6	176.8
Depreciation and amortization	8.3	7.6	8.5	32.8	30.1

RATIOS

Operating margin	26%	15%	25%	21%	18%
EBITDA margin	29%	19%	28%	24%	21%

ULTRACARGO PARTICIPAÇÖES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2002	2001	2002
OPERATING ASSETS
Trade accounts receivable	17.4	12.3	14.4
Inventories	1.5	1.2	1.4
Other	1.8	1.3	1.3
Property, plant & equipment	84.5	60.7	82.6
Deferred charges	1.1	0.3	0.5

TOTAL OPERATING ASSETS	106.3	75.8	100.2

OPERATING LIABILITIES
Suppliers	5.6	4.3	4.9
Salaries and related contributions	5.8	3.9	4.8
Taxes	3.4	2.8	3.0
Other accounts payable	0.2	0.2	-

TOTAL OPERATING LIABILITIES	15.0	11.2	12.7

CONSOLIDATED STATEMENT OF INCOME
In millions of reais- Corporate law

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2002	2001	2002	2002	2001
Net sales	38.9	28.8	34.7	131.4	105.3

Cost of sales	(25.3)	(17.6)	(22.1)	(82.8)	(63.0)

Gross profit	13.6	11.2	12.6	48.6	42.3

Operating expenses
Selling	-	-	-	-	-
General and administrative	(10.0)	(6.3)	(7.3)	(30.7)	(23.4)
Depreciation and amortization	(0.2)	(0.2)	(0.2)	(0.8)	(0.6)

Other operating results	0.2	0.1	0.1	0.6	9.1

EBIT	3.6	4.8	5.2	17.7	27.4

EBITDA	7.0	7.2	8.3	29.3	28.3
Depreciation and amortization	3.4	2.4	3.1	11.6	9.6

RATIOS

Operating margin	9%	17%	15%	13%	26%
EBTIDA margin	18%	25%	24%	22%	27%

ULTRAPAR PARTICIPAÇÖES S/A
CONSOLIDATED INCOME STATEMENT
Corporate law
	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
(US$ millions)	2002	2001	2002	2002	2001
Net sales
Ultrapar	247.3	232.0	266.2	1,025.1	972.0
Ultragaz	151.1	143.2	168.1	665.0	587.6
Oxiteno	88.3	81.0	90.0	327.3	354.0
Ultracargo	10.6	11.3	11.1	45.0	44.8

EBIT
Ultrapar	29.5	24.6	41.2	125.2	118.7
Ultragaz	5.3	10.1	16.7	49.0	43.1
Oxiteno	23.0	12.2	22.4	68.4	62.4
Ultracargo	1.0	1.9	1.7	6.1	11.7

Operating margin
Ultrapar	12%	11%	15%	12%	12%
Ultragaz	4%	7%	10%	7%	7%
Oxiteno	26%	15%	25%	21%	18%
Ultracargo	9%	17%	15%	13%	26%

EBITDA
Ultrapar	38.1	35.5	51.2	166.8	158.5
Ultragaz	10.6	16.9	22.9	75.2	69.4
Oxiteno	25.3	15.1	25.2	79.6	75.2
Ultracargo	1.9	2.8	2.7	10.0	12.0

EBITDA margin
Ultrapar	15%	15%	19%	16%	16%
Ultragaz	7%	12%	14%	11%	12%
Oxiteno	29%	19%	28%	24%	21%
Ultracargo	18%	25%	24%	22%	27%

Net income
Ultrapar	29.4	9.8	15.2	76.1	56.3

Net income/1000 shares (US$)	0.42	0.18	0.22	1.17	1.06

ULTRAPAR PARTICIPAÇÖES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millionsof reais-Corporate law

Loans	Balance in December/2002						Index/ Currency (*)	Interest Rate %		Maturity and Amortization Schedule
				Ultrapar Holding		Ultrapar Consolidated
	Ultragaz	Oxiteno	Ultracargo		Other			Minimum	Maximum
Foreign Currency

International Finance Corporation- IFC	-	17.7	-	-	-	17.7	US$	9.4	9.4	Semi-annually until 2003
Syndicated loan	212.5	-	-	-	-	212.5	US$	7.2	7.2	Semi-annually until 2004
Financings of Inventories and PropertyPlant & Equipment	1.5	2.3	-	-	-	3.8	US$	1.8	6.0	Semi-annually and Anually until 2003
Export prepayment, net of linked operations	-	23.2	-	-	-	23.2	US$	8.0	16.3	Semi-annually and Anually until 2003
National Bank for Economic
and Social Development - BNDES - Exim	-	17.8	-	-	-	17.8	US$	5.3	5.3	Quarterly up to 2003
Advances on Foreign ExchangeContracts	-	73.9	-	-	-	73.9	US$	3.0	10.5	Maximum of 219 days

Subtotal	214.0	134.9	-	-	-	348.9

Local Currency

National Bank for Economic	107.7	67.2	7.1	-	-	182.0	TJLP or IGP-M	1.5	6.5	Monthly, quarterly and semi-annually until
and Social Development -BNDES	24.2	3.3	1.4	-	-	28.9	UMBNDES	10.6	12.5	Monthly until 2007
Agency for Financing Machinery andEquipment (FINAME)	4.9	4.6	14.2	-	-	23.7	TJLP	1.8	4.4	Monthly until 2007

Subtotal	136.8	75.1	22.7	-	-	234.6

Total	350.8	210.0	22.7	-	-	583.5

Composition per Annum

Up to 1Year	46.1	167.5	6.2	-	-	219.8
From 1 to 2 Years	252.5	14.5	6.3	-	-	273.3
From 2 to 3 Years	26.8	11.7	4.6	-	-	43.1
From 3 to 4Years	19.9	8.9	3.7	-	-	32.5
From 4 to 5 Years	5.5	5.6	1.9	-	-	13.0
From 5 to 6 Years	-	1.8	-	-	-	1.8

Total	350.8	210.0	22.7	-	-	583.5

(*) TJLP - Long Term InterestRate /IGPM - MarketGeneral PriceIndex / UMBNDES -BNDES Basket ofCurrencies

	Balance in December/2002
				Ultrapar Holding		Ultrapar Consolidated
	Ultragaz	Oxiteno	Ultracargo		Other

Cash and marketable securities	118.2	392.8	21.9	79.0	26.0	637.9

Item 2

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) STANDARDS-FORMS FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL AND OTHER	Corporate Legislation December 31, 2002

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS NA APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM Code	2 – Company Name	3 – General Taxpayers' Registration Number – CNPJ
01846–5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0 001–39
4 – Registration Number – NIRE 35.300.109.724

01.02 -HEAD OFFICE

1 - FULL ADDRESS Av. Brigadeiro Luiz Antonio, 1343 9th floor		2 - SUBURB OR DISTRICT Bela Vista
3 - ZIP CODE 01317-910		4 - MUNICIPALITY Sao Paulo		5 - STATE SP
6 - AREA CODE 55 11	7 - TELEPHONE 3177-6513	8 - TELEPHONE 3177-6764	9 - TELEPHONE 3177-6475	10 - TELEX
11 - AREA CODE 55 11	12 - FAX 3177-6107	13 - FAX 3177-6246	14 - FAX
15 - E-MAIL invest@ultra.com.br

01.03 – DIRECTOR OF INVESTORS RELATIONS (Address for correspondence with company)

1 - NAME Fabio Schvartsman	2 - FULL ADDRESS Av. Brigadeiro Luiz Antonio, 1343 9th floor
3 - SUBURB OR DISTRICT Bela Vista	4 - ZIP CODE 01317-910	5 - MUNICIPALITY Sao Paolo		6 - STATE SP
7 - AREA CODE 55 11	8 - TELEPHONE 3177-6482	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
12 - AREA CODE 55 11	13 - FAX 3287-1931	14 - FAX	15 - FAX
16 - E-MAIL fabiosch@ultra.com.br

01.04 – AUDITOR/ INFORMATION

YEAR
1 - BEGINNING	2 - END
01.01.2002	12.31.2002
01.01.2001	12.31.2001
01.01.2000	12.31.2000
9 - NAME OF AUDITOR Delloitte Touche Tohmatsu		10- CVM CODE 00385-9
11 - NAME OF RESPONSIBLE ACCOUNTANT Altair Tadeu Rossato		12 - TAXPAYER ID OF RESPONSIBLE ACCOUNTANT 060.977.208-23

01.05 – CAPITAL COMPOSITION

Number of Shares (THOUSAND)	12.31.2002	12.31.2001	12.31.2000
Subscribed Capital
1 – Common	51,264,622	37,984,013	37,984,013
2 – Preferred	18,426,647	15,015,987	15,015,987
3 – Total	69,691,269	53,000,000	53,000,000
Treasury Stock
4 – Common	0	0	0
5 – Preferred	20,200	0	0
6 – Total	20,200	0	0

01.06 -CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 -SHARE CONTROL NATURE Holding National
4 -ACTIVITY CODE 1170000 -Participation and Administration
5 -MAIN ACTIVITY Industrial, commercial and other
6 -CONSOLIDATION TYPE Total

01.07 -COMPANIES EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM -	2 - CNPJ -	3 - NAME -

01.08 – DIVIDENDS APPROVED AND/OR PAID

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE
01	RCA	08.06.2002	Dividends	09.03.2002	ON	0.0003671120
02	RCA	08.06.2002	Dividends	09.03.2002	PN	0.0004038230
03	RCA	02.12.2003	Dividends	03.06.2003	ON	0.000629268
04	RCA	02.12.2003	Dividends	03.06.2003	PN	0.000692195

01.09 – DIRECTOR OF INVESTORS RELATIONS

2

1 – DATE 02.12.2003	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 12.31.2002	4 – 12.31.2001	5 - 12.31.2000

1	Total assets	1,700,884	901,369	993,011
1.01	Current assets	148,402	78,204	317,340
1.01.01	Cash and temporary cash investments	79,044	41,592	300,629
1.01.01.01	Cash and banks	60	3	256
1.01.01.02	Temporary cash investments	78,984	41,589	300,373
1.01.02	Receivables	69,358	36,612	16,711
1.01.02.01	Recoverable taxes	13,744	15,012	6,624
1.01.02.02	Dividends receivable	55,605	21,600	10,087
1.01.02.03	Other	9	0	0
1.01.03	Inventories	0	0	0
1.01.04	Other	0	0	0
1.02	Noncurrent assets	48,727	98,788	45,434
1.02.01	Others accounts receivables	0	0	0
1.02.02	Related companies	46,694	97,198	44,459
1.02.02.01	Affiliates	0	0	0
1.02.02.02	Subsidiary companies	46,600	97,132	44,393
1.02.02.03	Other companies	94	66	66
1.02.03	Other	2,033	1,590	975
1.02.03.01	Defered income and social contribution taxes	2,033	1,590	975
1.02.03.02	Other	0	0	0
1.03	Permanent assets	1,503,755	724,377	630,237
1.03.01	Investments	1,503,755	724,377	630,237
1.03.01.01	Affiliates	0	0	0
1.03.01.02	Subsidiary and associated companies	1,503,562	724,192	630,072
1.03.01.03	Other	193	185	165
1.03.02	Property, plant and equipment	0	0	0
1.03.03	Deferred charges	0	0	0

3

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 12.31.2002	4 - 12.31.2001	5 - 12.31.2000

2	Total liabilities	1,700,884	901,369	993,011
2.01	Current liabilities	45,500	22,270	14,808
2.01.01	Financing	0	0	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	58	259	170
2.01.04	Taxes	29	0	1,970
2.01.05	Dividends payable	45,012	22,011	12,668
2.01.06	Provisions	280	0	0
2.01.06.01	Salaries and related charges	280	0	0
2.01.07	Payables to related companies	0	0	0
2.01.08	Other	121	0	0
2.02	Long-term liabilities	464,300	79,206	80,499
2.02.01	Financing	0	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provision	0	0	0
2.02.04	Related companies	458,597	74,810	77,797
2.02.05	Other	5,703	4,396	2,702
2.02.05.01	Other taxes	5,703	4,396	2,702
2.03	Deferred income	0	0	0
2.05	Stockholders’ equity	1,191,084	799,893	897,704
2.05.01	Capital	663,952	433,857	433,857
2.05.02	Capital reserves	0	0	0
2.05.03	Revaluation reserve	26,036	25,862	29,111
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/affiliated companies	26,036	25,862	29,111
2.05.04	Profit reserves	501,096	340,174	314,804
2.05.04.01	Legal	28,546	17,431	10,821
2.05.04.02	Statutory	0	0	0
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	40,593	0	303,983
2.05.04.05	Retention of profits	432,355	322,743	0
2.05.04.06	Special for undistributed dividends	0	0	0
2.05.04.07	Other	(398)	0	0
2.05.05	Retained earnings	0	0	119,932

4

03.01 - STATEMENT OF INCOME  (R$ thousands)
1 - CODE	2 – DESCRIPTION	3 - 01.01.2002 to 12.31.2002	4 - 01.01.2001 to 12.31.2001	5 - 01.01.2000 to 12.31.2000
3.01	Gross sales and services	0	0	0
3.02	Deductions	0	0	0
3.03	Net sales and services	0	0	0
3.04	Cost of sales and services	0	0	0
3.05	Gross profit	0	0	0
3.06	Operating income/expenses	229,260	131,586	140,944
3.06.01	Selling	0	0	0
3.06.02	General and administrative	(535)	(774)	(164)
3.06.02.01	General and administrative	(240)	(738)	(125)
3.06.02.02	Management compensation	(295)	(36)	(39)
3.06.03	Financial	15,029	29,900	51,189
3.06.03.01	Financial income	16,916	32,745	54,165
3.06.03.02	Financial expenses	(1,887)	(2,845)	(2,976)
3.06.04	Other operating income, net	361	34	34
3.06.05	Other operating expenses	0	0	0
3.06.06	Equity in the results of subsidiary and associated companies	214,405	102,426	89,885
3.07	Operating income	229,260	131,586	140,944
3.08	Nonoperating expenses, net	(143)	0	0
3.08.01	Revenue	0	0	0
3.08.02	Expenses	(143)	0	0
3.09	Income before income and social contribution taxes	229,117	131,586	140,944
3.10	Provision for income and social contribution taxes	(7,260)	0	(9,484)
3.11	Deferred income taxes	443	615	(2,963)
3.12	Statutory profit sharing and contribution	0	0	0
3.12.01	Profit sharing	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reversal of interest on own capital	0	0	0
3.15	Net income for the period	222,300	132,201	128,497
	Number of shares, excluding treasury (in thousands)	69,671,069	53,000,000	53,000,000
	Net income per share	0.00319	0.00249	0.00242
	Loss per share	0	0	0

5

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION - (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 01.01.2002 to 12.31.2002	4 - 01.01.2001 to 12.31.2001	5 - 01.01.2000 to 12.31.2000

4.01	Total sources of funds	499,526	52,451	53,840
4.01.01	Operations	8,785	30,851	43,752
4.01.01.01	Net income	222,300	132,201	128,497
4.01.01.02	Items not affecting working capital	(213,515)	(101,350)	(84,745)
4.01.01.02.01	Equity in results of subsidiary and associated companies	(214,405)	(102,426)	(89,885)
4.01.01.02.02	Long-term interest and monetary variations	686	499	189
4.01.01.02.03	Deferred income and social contribution taxes	(443)	(615)	2,963
4.01.01.02.04	Amortization of goodwill and negative goodwill on investments	(4)	(4)	(4)
4.01.01.02.05	Other long-term taxes	651	1,196	1,977
4.01.01.02.06	Residual value of disposed permanent assets	0	0	15
4.01.02	Shareholders	0	0	0
4.01.02.01	Payment of capital	0	0	0
4.01.03	Third parties	490,741	21,600	10,088
4.01.03.01	Increase in long-term liabilities	383,757	0	0
4.01.03.02	Decrease in noncurrent assets	50,504	0	0
4.01.03.03	Proposed dividends and interest on capital (gross)	56,430	21,600	10,088
4.01.03.04	Working capital from merger	50	0	0
4.02	Total use of funds	452,558	299,049	93,136
4.02.01	Dividends and interest on capital	65,000	229,593	31,106
4.02.02	Transfer from long-term to current liabilities	0	0	28,954
4.02.03	Increase in noncurrent assets	0	52,739	33,076
4.02.04	Investments	387,160	13,730	0
4.02.05	Decrease in long-term liabilities	0	2,987	0
4.02.06	Acquisition of treasury shares	398	0	0
4.03	Increase (decrease) in working capital	46,968	(246,598)	(39,296)
4.04	Variance in current assets	70,198	(239,136)	(39,356)
4.04.01	At beginning of year	78,204	317,340	356,696
4.04.02	At end of year	148,402	78,204	317,340
4.05	Variance in current liability	23,230	7,462	(60)
4.05.01	At beginning of year	22,270	14,808	14,868
4.05.02	At end of year	45,500	22,270	14,808

6

05.01 – STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY AT JANUARY 1, 2002 TO DECEMBER 31, 2002 (R$ thousands )

1 - CODE	2 – DESCRIPTION	3 – Capital	4 – Capital reserves	5 – Revaluation reserve	6 – Revenue reserves	7 – Retained earnings	8 – Stockholder's equity

5.01	Beggining balance	433,857	0	25,862	340,174	0	799,893
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Increase/decrease of capital	230,095	0	0	0	0	230,095
5.03.01	Capital increase due to merger	230,095	0	0	0	0	230,095
5.04	Reserves realization	0	0	174	0	4,020	4,194
5.04.01	Revaluation due to merger	0	0	5,139	0	0	5,139
5.04.02	Realization of revaluation reserve	0	0	(5,084)	0	4,384	(700)
5.04.03	Income and social contribution taxes on realization of revaluation reserves of subsidiaries	0	0	119	0	(364)	(245)
5.05	Aquisition of treasury shares	0	0	0	(398)	0	(398)
5.06	Net income	0	0	0	0	222,300	222,300
5.07	Appropriation of net income	0	0	0	161,320	(226,320)	(65,000)
5.07.01	Legal reserve	0	0	0	11,115	(11,115)	0
5.07.02	Interim dividends	0	0	0	0	(20,000)	(20,000)
5.07.03	Proposed dividends	0	0	0	0	(45,000)	(45,000)
5,07,04	Reserve for unrealized profits	0	0	0	40,593	(40,593)	0
5.07.05	Retention of profits reserve	0	0	0	109,612	(109,612)	0
5.08	Final balance	663,952	0	26,036	501,096	0	1,191,084

7

05.02 – STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY AT JANUARY 1, 2001 TO DECEMBER 31, 2001 (R$ thousands )

1 - CODE	2 – DESCRIPTION	3 - Capital	4 – Capital reserves	5 – Revaluation reserve	6 – Revenue reserves	7 – Retained earnings	8 – Stockholder's equity

5.01	Beggining balance	433,857	0	29,111	314,804	119,932	897,704
5.02	Prior year adjustment	0	0	0	(58,788)	41,195	(17,593)
5.02.01	Complementary dividends	0	0	0	(58,788)	41,195	(17,593)
5.03	Increase/decrease of capital	0	0	0	0	0	0
5.04	Reserves realization	0	0	(3,249)	(245,195)	248,025	(419)
5.04.01	Realization of revaluation reserve	0	0	(3,414)	0	3,325	(89)
5.04.02	Income And social contribution taxes on realization of revaluation reserves of subsidiaries	0	0	165	0	(495)	(330)
5.04.03	Realization of unrealized profit reserve	0	0	0	(245,195)	245,195	0
5.05	Aquisition of treasury shares	0	0	0	0	0	0
5.06	Net income	0	0	0	0	132,201	132,201
5.07	Appropriation of net income	0	0	0	329,353	(541,353)	(212,000)
5.07.01	Legal reserve	0	0	0	6,610	(6,610)	0
5.07.02	Dividends for the year	0	0	0	0	(181,000)	(181,000)
5.07.03	Interest on own capital	0	0	0	0	(31,000)	(31,000)
5.07.04	Retention of profits reserve	0	0	0	322,743	(322,743)	0
5.08	Other	0	0	0	0	0	0
5.09	Final balance	433,857	0	25,862	340,174	0	799,893

8

05.03 - STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY AT JANUARY 1, 2000 TO DECEMBER 31, 2000 (R$ thousands )

1 - CODE	2 – DESCRIPTION	3 - Capital	4 - Capital reserves	5 – Revaluation reserve	6 – Revenue reserves	7 - Retained earnings	8 – Stockholder's equity

5.01	Beggining balance	433,857	0	53,456	224,919	107,326	819,558
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Increase/decrease of capital	0	0	0	0	0	0
5.04	Reserves realization	0	0	(24,345)	0	5,100	(19,245)
5.04.01	Realization of revaluation reserve	0	0	(6,190)	0	6,190	0
5.04.02	Income And social contribution taxes on realization of revaluation reserves of subsidiaries	0	0	825	0	(1,090)	(265)
5.04.03	Partial reversal of revaluation reserve	0	0	(18,980)	0	0	(18,980)
5.05	Treasury stocks	0	0	0	0	0	0
5.06	Net income	0	0	0	0	128,497	128,497
5.07	Appropriation of net income	0	0	0	89,885	(120,991)	(31,106)
5.07.01	Legal reserve	0	0	0	6,425	(6,425)	0
5.07.02	Reserve for unrealized profits	0	0	0	83,460	(83,460)	0
5.07.03	Interim dividends	0	0	0	0	(16,456)	(16,456)
5.07.04	Interest on own capital	0	0	0	0	(14,650)	(14,650)
5.08	Other	0	0	0	0	0	0
5.09	Final balance	433,857	0	29,111	314,804	119,932	897,704

9

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 - 12.31.2002	4 - 12.31.2001	5 - 12.31.2000

1	Total assets	2,127,913	1,951,922	2,014,526
1.01	Current assets	1,186,895	1,045,186	1,190,836
1.01.01	Cash and temporary cash investments	637,939	655,957	862,271
1.01.01.01	Cash and banks	53,569	35,621	33,127
1.01.01.02	Temporary cash investments	584,370	620,336	829,144
1.01.02	Receivables	439,509	291,401	240,045
1.01.02.01	Trade accounts receivable	271,654	149,272	139,200
1.01.02.02	Recoverable taxes	115,060	121,198	82,201
1.01.02.03	Other receivables	52,795	20,931	18,644
1.01.03	Inventories	106,250	94,467	86,455
1.01.04	Other	3,197	3,361	2,065
1.02	Noncurrent assets	47,382	41,969	35,759
1.02.01	Accounts receivable	0	0	0
1.02.02	Related companies	2,603	1,680	1,460
1.02.02.01	Affiliates	2,603	1,680	1,460
1.02.02.02	Subsidiary companies	0	0	0
1.02.02.03	Other companies	0	0	0
1.02.03	Other	44,779	40,289	34,299
1.02.03.01	Deferred income and social contribution taxes	33,257	27,282	22,965
1.02.03.02	Escrow deposits	6,992	6,666	6,780
1.02.03.03	Other	4,530	6,341	4,554
1.03	Permanent assets	893,636	864,767	787,931
1.03.01	Investments	33,036	88,813	87,770
1.03.01.01	Subsidiary and associated companies	6,984	63,033	61,085
1.03.01.02	Subsidiary companies	0	0	0
1.03.01.03	Other	26,052	25,780	26,685
1.03.02	Property, plant and equipment	779,467	707,869	655,949
1.03.03	Deferred charges	81,133	68,085	44,212

10

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 - 12.31.2002	4 - 12.31.2001	5 – 12.31.2000

2	Total liabilities	2,127,913	1,951,922	2,014,526
2.01	Current liabilities	468,230	323,918	321,608
2.01.01	Financing	219,827	124,525	134,064
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	104,436	88,446	86,843
2.01.04	Taxes	9,952	5,767	8,605
2.01.05	Dividends payable	48,953	33,554	27,091
2.01.06	Provisions	66,299	52,231	49,258
2.01.06.01	Income and social contribution taxes	1,920	2,053	4,569
2.01.06.02	Salaries and social related charges	64,379	50,178	44,689
2.01.07	Related companies	0	0	0
2.01.08	Other	18,763	19,395	15,747
2.02	Long-term liabilities	437,649	388,359	383,969
2.02.01	Financing	363,639	290,166	291,777
2.02.02	Debentures	0	0	0
2.02.03	Provisions	61,438	86,351	76,945
2.02.03.01	Deferred Income and social contribution taxes	34,791	23,973	23,497
2.02.03.02	Other taxes	26,647	62,378	53,448
2.02.04	Related companies	10,217	11,036	11,595
2.02.05	Other	2,355	806	3,652
2.03	Deferred income	0	0	0
2.04	Minority interest	30,950	439,752	411,245
2.05	Stockholders’ equity	1,191,084	799,893	897,704
2.05.01	Capital	663,952	433,857	433,857
2.05.02	Capital reserves	0	0	0
2.05.03	Revaluation reserve	26,036	25,862	29,111
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/ affiliated companies	26,036	25,862	29,111
2.05.04	Profit reserves	501,096	340,174	314,804
2.05.04.01	Legal	28,546	17,431	10,821
2.05.04.02	Statutory	0	0	0
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	40,593	0	303,983
2.05.04.05	Retention of profits	432,355	322,743	0
2.05.04.06	Special for undistributed dividends	0	0	0
2.05.04.07	Others	(398)	0	0
2.05.05	Retained earnings	0	0	119,932

 11

07.01 - CONSOLIDATED STATEMENT OF INCOME  (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 - 01.01.2002 to 12.31.2002	4 – 01.01.2001 to 12.31.2001	5 – 01.01.2000 to 12.31.2000
3.01	Gross sales and services	3,795,322	2,862,551	2,301,172
3.02	Deductions	(800,816)	(577,832)	(423,169)
3.03	Net sales and services	2,994,506	2,284,719	1,878,003
3.04	Cost of sales and services	(2,247,128)	(1,698,324)	(1,399,634)
3.05	Gross profit	747,378	586,395	478,369
3.06	Operanting (expenses ) income	(311,571)	(309,787)	(182,143)
3.06.01	Selling	(130,190)	(120,023)	(95,802)
3.06.02	General and administrative	(252,078)	(197,710)	(170,420)
3.06.02.01	General and administrative	(131,356)	(105,983)	(95,288)
3.06.02.02	Employees’ profit sharing	(34,194)	(21,763)	(24,860)
3.06.02.03	Management compensation	(4,704)	(3,726)	(3,469)
3.06.02.04	Depreciation and amortization	(81,824)	(66,238)	(46,803)
3.06.03	Financial	28.509	(31,112)	43,402
3.06.03.01	Financial income	237,996	120,718	139,961
3.06.03.02	Financial expenses	(209,487)	(151,830)	(96,559)
3.06.03.03.03	Financial expenses on interest own capital	0	0	0
3.06.04	Other operating income	428	10,170	1,346
3.06.05	Other operating expenses	0	0	0
3.06.06	Equity in the results of subsidiary and associated companies	41,760	28,888	39,331
3.07	Operating income	435,807	276,608	296,226
3.08	Nonoperating expenses, net	(44,067)	(16,987)	(16,527)
3.08.01	Revenue	0	0	0
3.08.02	Expenses	(44,067)	(16,987)	(16,527)
3.09	Income before income and social contribution taxes	391,740	259,621	279,699
3.10	Provision for income and social contribution taxes	(110,067)	(58,377)	(81,705)
3.11	Deferred income tax	(4,843)	3,903	4,678
3.12	Statutory profit sharing and contribution	0	0	0
3.12.01	Profit sharing	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reverse of interest on own capital	0	0	0
3.14	Minority interest	(54,530)	(72,946)	(74,175)
3.15	Net income for the period	222,300	132,201	128,497
	Number of shares, excluding treasury (in thousands)	69,671,069	53,000,000	53,000,000
	Net income per share	0.00319	0.00249	0.00242
	Loss per share	0	0	0

12

08.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION CONSOLIDATED (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 - 01.01.2002 to 12.31.2002	4 – 01.01.2001 to 12.31.2001	5 - 01.01.2000 to 12.31.2000

4.01	Total sources of Funds	648,371	418,674	422,808
4.01.01	Operations	578,512	364,000	354,527
4.01.01.01	Net income	222,300	132,201	128,497
4.01.01.02	Items not affecting working capital	356,212	231,799	226,030
4.01.01.02.01	Equity in results of subsidiary and associated companies	(41,760)	(28,888)	(39,331)
4.01.01.02.02	Depreciation and amortization	121,809	102,406	90,796
4.01.01.02.03	Long-term interest and monetary variations	98,285	34,514	22,627
4.01.01.02.04	Tax incentives	43,467	26,961	29,599
4.01.01.02.05	Deferred income and social contribution taxes	4,843	(3,903)	(4,678)
4.01.01.02.06	Minority interests	54,530	72,946	74,175
4.01.01.02.07	Net book value of permanent assets written off	29,931	31,200	29,426
4.01.01.02.08	Amortization of goodwill and negative goodwill on investments	(352)	(8,697)	225
4.01.01.02.09	Allowance (Reversal of provision) for losses on permanent assets	40,551	(5,343)	(5,205)
4.01.01.02.10	Loss (Gain) in the percentage holding variation	0	0	2,942
4.01.01.02.11	Other long-term taxes	8,568	10,603	25,454
4.01.01.02.12	Gain on change in ownership percentage	(3,660)	0	0
4.01.02	Shareholders	0	0	0
4.01.02.01	Payment of capital	0	0	0
4.01.03	Third parties	69,859	54,674	68,281
4.01.03.01	Increase in long-term liabilities	0	0	884
4.01.03.02	Proposed dividends and interest on capital	430	1,275	0
4.01.03.03	Long-term financing	68,748	52,928	64,537
4.01.03.04	Decrease in noncurrent assets	631	471	2,860
4.01.03.05	Working capital from merger	50	0	0
4.02	Total use of funds	650,974	566,634	310,207
4.02.01	Investments	0	17	774
4.02.02	Property, plant and equipment	171,543	145,687	149,004
4.02.03	Deferred charges	51,265	57,357	32,580
4.02.04	Dividends and interest on capital	76,252	250,766	54,328
4.02.05	Transfer from long-term to current liabilities	85,965	86,745	71,289
4.02.06	Increase in long-term receivable	0	0	0
4.02.07	Decrease in minority interest	966	13,809	1,541
4.02.08	Taxes on realization of revaluation reserve	758	716	691
4.02.09	Decrease in long-term liabilities	51,233	11,537	0
4.02.10	Aquisition of treasure stocks	398	0	0
4.02.11	Aquisition of shares from Minority stockholders	212,594	0	0
4.03	Increase (decrease) in working capital	(2,603)	(147,960)	112,601
4.04	Current assets variance	141,709	(145,650)	77,930
4.04.01	Current assets at the beginning of the year	1,045,186	1,190,836	1,112,906
4.04.02	Current assets of the end of the year	1,186,895	1,045,186	1,190,836
4.05	Variance in current liability	144,312	2,310	(34,671)
4.05.01	At beginning of year	323,918	321,608	356,279
4.05.02	At end of year	468,230	323,918	321,608

13

Report of Independent Accountants

To the Stockholders and Management of
Ultrapar Participações S.A.
São Paulo –SP

1.        We have audited the balance sheets (Company and Consolidated) of Ultrapar Participações S.A. and subsidiaries as of December 31, 2002, and the related statements of income, changes in stockholders’ equity (Company), and changes in financial position for the  year then ended, all expressed in Brazilian reais. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.        We conducted our audit in accordance with generally accepted auditing standards in Brazil, which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Company and its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) evaluation of the accounting principles used and significant estimates adopted by management, as well as the overall financial statement presentation.

14

3.        In our opinion, the financial statements referred in paragraph 1 present fairly, in all material respects, the financial positions (Company and Consolidated) of Ultrapar Participações S.A. and subsidiaries as of December 31, 2002, and the results of their operations, the changes in stockholders’ equity (Company) and the changes in their financial positions for the year then ended in conformity with accounting practices adopted in Brazil.

4.        The financial statements for the year ended December 31, 2001, presented for comparative purposes, were audited by other independent auditors whose report, dated January 31, 2002, expressed an unqualified opinion.

5.        These financial statements have been translated into English solely for the convenience of the readers outside Brazil.

São Paulo, January 24, 2003

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Accountant
CRC No. 2 SP 011609/O-8	CRC No. 1 SP 182515/O-5

MANAGEMENT REPORT

Dear Shareholders

As per regulations and the company by-laws, the Management of ULTRAPAR PARTICIPAÇÕES S.A. presents the following Management Report, Balance Sheet and other Financial Statements for the fiscal year 2002 to its shareholders. All data herein has been prepared according to corporate law and is accompanied by an independent auditor’s report. On December 20, 2002, Ultrapar concluded its corporate restructuring and with the completion of this process, the results for the fiscal year also include the performance of the incorporated company stakes for the period from July to December 2002.

ECONOMIC BACKGROUND FOR 2002

The macroeconomic environment in 2002 was tense and volatile, partially provoked by the presidential election campaign. This panorama of uncertainty, the result of Brazil’s fragile foreign exchange position, fed through to the principal economic indicators with the Real posting an approximately 50% depreciation over the period and basic interest rates rising by six percentage points - all of which, directly impacting the productive sector of the economy. For the segments in which Ultrapar operates, the year was also characterized by major changes and challenges. During 2002, the Brazilian government sought to create a market, which was more favorable to developing new sources of Liquefied Petroleum Gas – LPG, by changing pricing parameters. As from January 2002, Petrobras, the only Brazilian producer, was allowed to fix its own prices for LPG sold on the domestic market, proceeding to adopt the international price plus an overprice as its benchmark for the product. The Brazilian chemicals industry posted sales of US$ 37.5 billion in 2002 unchanged from 2001, while the sector’s trade balance continued to register deficits, ending the year with a negative balance of US$ 6.3 billion. Meanwhile, the transportation and storage sectors were adversely impacted by the increased price of diesel fuel and the decline in economic activity.

ULTRAPAR

(1)   Financial Performance

Ultrapar’s  business philosophy based on the creation of value, having as its foundation, people, the lowest costs in the industry and the permanent focus on the customer, enabled the company to report unique results in this context with net income up by 68%.

CONSOLIDATED VALUES IN R$ MILLIONS
	2002	2001	Change
Gross revenue	3,795.3	2,862.5	33%
Net revenue	2,994.5	2,284.7	31%
EBITDA (a)	487.3	372.5	31%
Operating income (b)	365.5	278.8	31%
Income before minority interests	276.8	205.1	35%
Net income	222.3	132.2	68%

(a)  Calculated as operating income before equity income, amortization of goodwill and negative goodwill, financial results and depreciation and amortization

(b) Before equity income and financial results.

Ultragaz reported a decline of 3% in sales volume in 2002, while the overall LPG market decreased 5%. Net revenue was R$ 1.942,7 million, a year-on-year increase of  41%. Oxiteno’s sales mix reported an improved margin profile, and increased sales to the domestic market. It`s revenue reached R$ 956.1 million, 15% higher than last year, offsetting the decline of 3% in its sales volume. At Ultracargo, net revenue grew 25% in 2002, reaching R$ 131.4 million. The combination of  investment strategies and the focus on constantly perfecting our business vision based on people, customers and costs, produced an EBITDA growth of 31% at Ultrapar in 2002. Ultragaz’s EBITDA posted a growth of 35%, Oxiteno, 32% and Ultracargo 3%. Net income was R$ 222.3 million in 2002, 68% higher than the R$ 132.2 million registered in 2001.

In 2002, Ultrapar’s total investments were  R$ 432.8 million, including the acquisition of minority stakes. The principal investments were allocated to technological upgrading and improving Ultrapar companies’ information systems. Capex was also dedicated to extending Ultragaz’s non-residential segment, geographical coverage, increasing installed capacity at Oxiteno, renewing Ultracargo’s truck fleet  and upgrading its tank storage capacity.

CONSOLIDATED VALUES IN R$ MILLIONS

	2002	2001

Cash flow from operating activities:	466.9	338.4
Net Income	222.3	132.2
Minority Interests	54.5	72.9
Depreciation and Amortization	121.8	102.4
Changes in working capital	(125.7)	(56.0)
Monetary variations (a)	116.2	74.1
Others (b)	77.8	12.8
Cash burn from investment activities:	(426.4)	(205.3)
Additions to PPE and deferred charges (c)	(220.0)	(203.0)
Acquisition of shareholding stakes (including treasury stock)	(212.8)	(13.8)
Others (d)	6.4	11.5
Cash flow (burn) from financing activities:	(58.5)	(339.4)
Financing	97.3	54.4
Amortizations	(42.4)	(136.8)
Dividends	(60.7)	(244.3)
Others	(52.7)	(12.7)
Net increase (decrease) in cash and marketable securities	(18.0)	(206.3)

(a)	Does not include income from marketable securities. Comprised basically of interest and translation of foreign exchange variations on financing that are non-cash items.
(b)	Comprised mainly of accrued and deferred taxes, net book value of permanent assets written off.
(c)	Adjusted for long-term PPE acquisitions. Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(d)	Comprised mainly of fixed asset sales revenue

(2)    Corporate Governance

Since its listing in 1999, Ultrapar has taken some major initiatives in seeking to improve its corporate governance practices. In  2000, the company conceded tag along rights to its shareholders assuring equitable treatment to minority shareholders in the event of the sale of a controlling stake in the company. At Ultrapar, the tag along rights guarantee 100% of the acquisition price irrespective of share class. In accordance with the principles of commitment to shareholders’ interests, in 2001, Ultrapar  implemented the system for measuring returns using EVA – EconomicValue Added in all the business units. Since 2002, all variable executive compensation in the various businesses has been linked to performance as measured by EVA. With the objective of giving a new dimension to the importance of minority shareholders, and underscoring their essential role in creating value, the company extended to them the right to elect a representative to the Board of Directors. Ultrapar also changed its auditing company in 2002, anticipating the CVM orientation requiring the rotation of independent auditors.

Corporate Restructuring

During the course of 2002, the company underwent a corporate restructuring with the incorporation of Gipóia and the shares of Oxiteno by Ultrapar. The restructuring sought to simplify the corporate structure and concentrate share market liquidity into a single vehicle. This operation was given substantial coverage in the specialized financial press being cited as the year’s most outstanding corporate event. With the completion of the restructuring, Ultrapar’s stake in Oxiteno S.A. increased from 48% to 100% of the total capital stock, Oxiteno becoming a wholly owned subsidiary. Similarly, through the incorporation of Gipóia, Ultrapar now holds 100% of Ultragaz Participações’ capital.

Capital Markets

Throughout 2002, the São Paulo Stock Exchange was adversely impacted by a combination of external and, principally, domestic factors. In spite of operating in this extremely volatile environment, Ultrapar’s stock exchange performance was a good one with its preferred shares appreciating by 33% while the Ibovespa slumped 17% over the same period. The improvement in the capital markets was not limited to an appreciation in the stock price, but also reflected in an increase in liquidity. Ultrapar’s average daily trading volume including both movement on the São Paulo and New York stock exchanges reported a growth of 57% to reach R$ 1,233,000 against an average of R$ 787,000 recorded in 2001.

(3) Added Value

Ultrapar generated added value of R$ 848.0 million in the fiscal year 2002 distributed in accordance with the following pie chart:

(4)    Businesses

Liquefied Petroleum Gas – LPG

Parent: Ultragaz Participações S.A., Subsidiaries:  Companhia Ultragaz S.A.; Bahiana Distribuidora de Gás Ltda. and Utingás Armazenadora S.A. Ultragaz holds a 19.6% share of the domestic market. The Brazilian LPG market has experienced a year of major changes in its structure, notably in relation to domestic prices, which were previously subsidized, but are now benchmarked to international prices. In 2002, LPG aquisition prices reported an average increase of 123%, thus depressing domestic consumption which fell 5%. Due to its competitive position in the market, Ultragaz posted a better than market performance with a year-on-year decline of 3% and sales registering 1,303 thousand tons. Annual net revenue was R$ 1,942.7 million and EBITDA, R$ 219.8 million, 41% and 35% higher year-on-year, respectively. Investments in operations were R$ 127.8 million, largely for increasing UltraSystem’s distribution capacity, in the construction of a new gas filling plant and the acquisition of new gas cylinders. Ultragaz divides its operations in two segments: the residential segment using 13 kg gas cylinders and the non-residential segment. Ultragaz’s growth strategy for the residential segment has been through increasing the geographical area covered. In 2001 two new gas-filling plants were brought on stream: one in the State of Ceará and the other in the State of Rio de Janeiro. During 2002 a further plant has been built in the State of Minas Gerais, to begin operations in 2003. Due  to these recent investments, Ultragaz now covers practically the whole of the country.  Since 1994 company has been increasing its coverage in the non-residential segment, which serves the commercial and industrial customers. In 1995, Ultragaz pioneered a system in Brazil for its commercial customers whereby LPG is supplied directly by trucks to large tanks installed at the customers’ facilities. This technology, known as UltraSystem, has made the supply of LPG much more practical, agile and safe, avoiding the handling of numerous gas cylinders. Today, UltraSystem largely focuses its business on hotels, apartment buildings, bakeries, restaurants and laundries. Ultragaz has successfully held its leadership in market share in this segment. The year 2002 not only brought important changes in the market for Ultragaz, but also the beginning of a new phase represented by the challenge of the “Ultragaz Without Frontiers” project. The project’s principal object is to ensure that Ultragaz is recognized for its excellence. For this purpose, in 2003, the company is to implement the Balanced Scorecard to manage its corporative strategy. The Balanced Scorecard is an instrument for continually improving quality, productivity, safety and environmental preservation and is aligned to Ultrapar’s business vision, which has as its foundation, the focus on people, customers and costs. A Matrix Budget System was implemented in 2002 for establishing costs and productivity standards using systematic comparisons, developing a set of company cost indicators, that will be used as cost parameters in the Balanced Scorecard. In 2003, Ultragaz is to conclude the installation of the ERP – Enterprise Resource Planning, an integrated management software that will manage and control all the operational aspects inside the organization such as procurement, sales, billing, inventories and collections, allowing the company to respond faster and more reliably and to control its processes more effectively. Aiming to reach Ultragaz’s objectives of it’s personnel professional development, in 2002 Ultragaz heavily invested in training totaling 26.5 thousand hours, an average of 6.5 hours/employee. Ultragaz is the only LPG distributor in the South, Southeast, Midwest and Northeast of the country to be ISO 9000 certified and in 2002, began to implement its Environmental Management program. Ultragaz invests systematically in the implementation of Quality Management Systems for the dissemination of management concepts to all employees, resulting in a continuous improvement in processes and consequently, greater customer satisfaction.

Chemicals and Petrochemicals

Parent: Oxiteno S.A Industria e Comércio.; Subsidiary: Oxiteno Nordeste S.A. -  Indústria e Comércio. Oxiteno is a ethylene oxide and chemical specialties producer. The Company began its operations in 1973 and now has four industrial plants in the three Brazilian petrochemical complexes. Oxiteno continues to report good results thanks in recent years to continuous efforts  dedicated to upgrading merchandising and technological capabilities, together with the training of  human resources. Net revenue for 2002 was R$ 956.1 million, year-on-year 15 % higher while net income was R$ 186.9 million and 50% up on 2001. The operating cash flow indicator, EBITDA posted R$ 232.6 million, surpassing the figure posted for 2001 by 32%. Oxiteno’s sales were 433.5 thousand tons in 2002, year-on-year 3% lower. This reduction was largely due to restrictions on raw material supplies following a prolonged maintenance stoppage at the company that produces basic chemicals at the Camaçari Petrochemical Complex. Oxiteno sold 263.7 thousand tons to the domestic market, 3% more than in 2001. The company exported 169.7 thousand tons, 10% down in volume terms compared with the preceding year and reflecting the priority given to supplying the domestic market in the light of raw material shortages. In 2002, Oxiteno invested R$ 55.8 million, principally in the industrial area and particularly in projects for increasing the capacity of new product lines and optimizing operations. In 2001, Oxiteno implemented the Balanced Scorecard system to manage corporate strategy. One of the principal spin offs from management practices based on the Balanced Scorecard technique is the Value Creation Project which seeks to enhance quality in the relationship with Oxiteno’s customer base, transforming this into one more competitive advantage. The Project, developed during 2001, was implemented on different fronts in 2002, but with the same objective: to anticipate demand and surprise the customers with the quality of the products and services. Also in 2002, Oxiteno began the process of installing the Oracle Integrated System. The principal objectives of this new system are greater velocity in information processing, allowing greater time for analysis and strategic decisions, the increase in automation levels and the simplification and standardization of processes. Initiatives in the Human Resources area include an Appraisal Program together with Individual Development Plans compatible with the principal short and medium term challenges faced by Oxiteno. The company’s training programs in 2002 focused on the areas of management of quality, health, safety and environment, production technology and team synergies with a behavioral emphasis. These programs totaled 42,280 hours of training, representing an average of 46 hours/employee. Oxiteno’s obsession with the customer and the desire to attend customer demands and expectations have given birth to the Quality Management System, based on the requirements of various international standards and programs such as ISO 9001, QS-9000 (the automotive segment), ISO 14001, Responsible Care and Good Manufacturing Practices. At the beginning of 2002, Oxiteno obtained SA 8000 certification, the first Brazilian chemicals industry to do so. The SA 8000 certificate establishes requirements for the Quality Management System targeted to Social Responsibility. All Oxiteno’s plants are ISO 14001 certified with respect to Environmental Management requirements. Oxiteno opened its capital in 1986, and since then its shares have been traded on the São Paulo Stock Exchange. Under the recent corporate restructuring, Oxiteno’s shares were incorporated by Ultrapar with Oxiteno subsequently delisted, the purpose being to better align the interests of Oxiteno’s and Ultrapar’s shareholders by creating a single shareholding base focused on Ultrapar. Oxiteno Nordeste’s preferred Class B shares were auctioned through a public offering as a further initiative designed to simplify the corporate structure. Following the auction in April, Oxiteno Nordeste’s capital was closed, with Oxiteno’s stake in the Oxiteno Nordeste’s total capital stock increasing from 96.6% to 99.0%.

Logistics and Special Products Storage

Parent: Ultracargo Participações Ltda., Subsidiaries: Transultra Armazenamento e Transporte Especializado Ltda. and Terminal Químico de Aratu S.A. – Tequimar. Ultracargo is currently the sole company in the market to provide integrated transport and liquid bulk storage services to the petrochemical segment. Ultracargo operates through its Transultra and Tequimar subsidiaries. Transultra operates in the field of developing projects of logistics solutions for products and operations that require special handling care. Among the solutions Transultra offers are integrated multi-modal transportation, loading and unloading operations at its customers’ installations and the management of third party trucking fleets. Tequimar maintains and operates storage installations at port terminals and rail junctions for the movement of chemical and petrochemical products. It has facilities at Aratu and Camaçari (Bahia), Maceió (Alagoas), Paulínia and Santos (São Paulo) and Suape (Pernambuco). The company’s considerable storage capacity and the strategic location of its assets, facilitates product movement along its multi-modal logistics system. Besides storage services, Tequimar offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. In 2002, Ultracargo faced major challenges due to the continual increases in the raw material costs, notably diesel oil. In the storage segment, Ultracargo has renewed long term rental contracts for its two terminals at Aratu – until 2022 - and Suape - until 2030 in readiness for the expansion of its operations in the petrochemical and chemical products segments. The first expansion program has already been completed with an increase of 20,000m3 in storage capacity at the Aratu terminal with new tanks to be in operation by February 2003. As part of the process to reduce costs and increase customer loyalty, Ultracargo is developing an information technology program known as Integra, which will enable it to develop rapid and cheap personalized information solutions for its customers. In 2002, 90% of the company’s employees participated in training courses for handling dangerous products and safety and ISO 14001 related matters, among others. Ultracargo has been ISO 9000 certified since 1996 and is a signatory of ABIQUIM’s “Responsible Action” program. Compared with 2001, Ultracargo increased the number of kilometers driven by 38%, its net revenue by 25% and EBITDA by 3%.

OUTLOOK

Ultrapar has reported significant growth of 28%ªª in net revenue and 30%ªª in EBITDA over the past five years. It continues alert to new growth opportunities, always having as a parameter, the creation of value as its core business philosophy. Combining planning, modernization and consistency of investments, Ultragaz has been successful in its objective of providing the market with an outstandingly competitive service. Over the next few years, Ultragaz should continue to report outstanding results thanks to the geographical expansion which has already taken place. Through the development of new technologies, the improvement in employee skills and the daily effort being made to reduce production costs, Oxiteno has been investing in the quality of its products. Always focused on the principle of doing more and doing it better, in 2003, Oxiteno will continue pursuing growth targets through the search for opportunities, product development, prospecting new markets or through the acquisition of new businesses. Ultracargo is expected to continue expanding its businesses. In 2003 the company is scheduled to start the construction of a new bulk liquids terminal in Santos in line with the growing foreign trade in petrochemicals, vegetable oils and alcohol. A construction of a new liquid terminal in Santos (São Paulo) is scheduled to take place in 2003, following the growth in oil, oil derivatives and alcohol international trade. With the commencement  of the new Brazilian President and the more optimistic outlook which, little by little, is beginning to materialize, the challenges will continue to increasingly demand much more from those companies, which like Ultrapar, wish to become  benchmarks of excellence. We are convinced that we are more solid and better structured to move forward and transform the opportunities that arise into reality. Finally, we wish to thank all those that have collaborated to making 2002 as one more year of important achievements for the company.

The Management

1.   OPERATIONS

The Company invests in commercial and industrial activities, and also subscribes for or purchases shares and quotas of other companies with similar activities.

Through its subsidiaries, the Company distributes liquefied petroleum gas - LPG in Brazil, produces and sells chemical and petrochemical products, and transports and stores LPG and chemical products.

2.   PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

The accounting practices adopted to record transactions and prepare the financial statements are those prescribed by Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM).

a)       Determination of net income

Determined on the accrual basis of accounting.

b)       Current and noncurrent assets

Temporary cash investments, which consist mostly of fixed income securities, are stated at cost, plus accrued earnings (on a “pro rata temporis” basis). The recorded balances approximate market value.

The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover potential losses on the realization of accounts receivable.

Inventories are stated at the average cost of acquisition or production, or at market or net realizable value, whichever is lower.

Other assets are stated at the lower of cost or probable realizable values, including, when applicable, accrued earnings and monetary variations or net of allowances for potential losses.

c)       Permanent assets

Stated at cost monetarily restated through Year="1995">December 31, 1995, and in nominal amounts from that date, combined with the following aspects:

  Significant investments in subsidiary and associated companies are recorded under the equity method, as shown in Note 11.
  Property, plant and equipment include revaluation write-ups based on appraisal reports issued by independent appraisers.
  Depreciation is calculated on the straight-line basis at the annual rates described in Note 12, based on the economic useful lives of the assets.
  Deferred charges mainly comprise costs incurred in the implementation of projects to install equipment at customers’ facilities and projects to modernize systems, as mentioned in Note 13.

d)       Current and long-term liabilities

Stated at known or estimated amounts including, when applicable, accrued charges and monetary variations. The accrual for income tax includes tax incentives, when applicable. Deferred income and social contribution taxes on temporary differences are recorded as set forth by CVM Resolution No. 273/98.

e)       Reclassifications - statements of income

To comply with the provisions of CVM Circular No. 01/03, the amounts related to employees’ profit sharing for the Company and its subsidiaries were recorded separately under operating expenses in 2002 and 2001.

3.     CONSOLIDATION PRINCIPLES

The consolidated financial statements were prepared in conformity with the consolidation principles determined in Brazilian corporate law and standards established by the CVM, and include the following direct and indirect subsidiaries:

	Ownership - %
	2002		2001
	Direct	Indirect	Direct	Indirect

Ultragaz Participações S.A.	100	-	77	-
Companhia Ultragaz S.A.	-	86	-	66
Bahiana Distribuidora de Gás Ltda.	-	100	-	77
Utingás Armazenadora S.A.	-	56	-	43
LPG International Inc.	-	100	-	-
Ultraquímica Participações S.A.	100	-	100	-
Ultraquímica Florestal Ltda.	-	-	-	100
Melamina Ultra S.A. Indústria Química	-	93	-	93
Oleoquímica do Nordeste Ltda.	-	100	-	100
Oxiteno S.A. - Indústria e Comércio	100	-	-	48
Camaçari Renovada S.A.	-	-	-	48
Oxiteno Nordeste S.A. - Indústria e Comércio	-	99	-	46
Oxiteno International Co.	-	100	-	48
Oxiteno Overseas Co.	-	100	-	48
Ultracargo Participações Ltda.	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	-	99	-	89
Ultratecno Participações Ltda.	100	-	100	-
Ultradata S/C Ltda.	-	-	100	-
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-
Imaven Importadora e Exportadora Ltda.	-	-	-	98

Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

In March 2002, the subsidiary Oxiteno S.A. - Indústria e Comércio made a public offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio.  This public offer was concluded on April 16, 2002 with the acquisition of 93,871 shares of  Oxiteno Nordeste S.A. - Indústria e Comércio by Oxiteno S.A. - Indústria e Comércio, representing approximately 73.3% of the shares held by minority stockholders. Oxiteno S.A. - Indústria e Comércio, which previously held 97% of the total capital of Oxiteno Nordeste S.A. - Indústria e Comércio, became the holder of a 99% interest. On May 22, 2002, the registration of Oxiteno Nordeste S.A. - Indústria e Comércio as a public company with the Brazilian Securities Commission (CVM) was canceled.

In November 2002, Imaven Importadora e Exportadora Ltda. and Camaçari Renovada S.A. were extinguished, and Ultraquímica Florestal Ltda. and Ultradata S/C Ltda. were merged into Oleoquímica do Nordeste Ltda. and Ultraquímica Participações S.A., respectively.

4.     CORPORATE REORGANIZATION

In 2002, the Company undertook a corporate reorganization, disclosed in a relevant event published on October 15, 2002, and approved at the Extraordinary Stockholders’ Meeting on October 30, 2002. This reorganization was primarily aimed at: (i) streamlining the corporate structure of subsidiaries and associated companies, (ii) cost rationalization, and (iii) concentration of capital market liquidity in one company. The main effects of the reorganization were:

I)    Merger of Gipóia Participações Ltda.: increase of the Company’s interest in Ultragaz Participações S.A., from 77% to 100% of total capital, with the issuance of 7,850,603,880 common shares.

II)   Merger of Oxiteno S.A. - Indústria e Comércio Shares: increase of the Company’s interest in Oxiteno S.A. - Indústria e Comércio, from 48% to 100% of total capital. With the merger, 5,430,005,398 common shares and 3,410,659,550 preferred shares were issued by the Company to the stockholders of Oxiteno S.A. - Indústria e Comércio, who opted to remain with the Company. The dissident stockholders of Oxiteno S.A. - Indústria e Comércio were paid a total of R$ 208,028, net of withholding income tax.

The corporate reorganization was based on the balance sheets as of June 30, 2002. As a consequence, the Company had full participation in the results of Ultragaz Participações S.A. and Oxiteno S.A. - Indústria e Comércio beginning July 1, 2002.

5.        TEMPORARY CASH INVESTMENTS

These investments, contracted with first-line banks, are comprised substantially of fixed income securities, funds linked to interbank deposit (CDI) rates and currency hedge, which are stated at cost plus accrued income (on a “pro rata temporis” basis).

	Company		Consolidated
	2002	2001	2002	2001

Fixed income securities and funds	78,984	41,589	417,879	556,691
Foreign investments (*)	-	-	127,019	81,104
Bills of exchange	-	-	-	2,310
Currency hedge (**)	-	-	39,472	(19,769)

	78,984	41,589	584,370	620,336

(*)    Investments made by the indirect subsidiary Oxiteno Overseas Co., principally in money market funds.

(**)  Accumulated gain or loss on swap positions. The total amount hedged through these swaps is US$ 104,668 thousand.

6.        ACCOUNTS RECEIVABLE (CONSOLIDATED)

	2002	2001

Local customers	246,080	148,477
Foreign customers	81,373	59,826
(-) Advances on foreign exchange contracts	(43,400)	(49,648)
(-) Allowance for doubtful accounts	(12,399)	(9,383)
	271,654	149,272

7.        INVENTORIES (CONSOLIDATED)

	2002	2001

Finished products	67,565	59,540
Raw material	20,070	15,384
Liquefied petroleum gas (LPG)	7,908	7,844
Supplies and cylinders for resale	10,707	11,699
	106,250	94,467

8.        RECOVERABLE TAXES

Represented, substantially, by credit balances of State Value-Added Tax - ICMS, Federal Excise Tax - IPI, and prepaid income and social contribution taxes, for offset against future taxes payable.

	Company		Consolidated
	2002	2001	2002	2001

Income and social contribution taxes	13,744	15,012	68,288	54,129
State Value-Added Tax - ICMS	-	-	42,561	59,564
Federal Excise Tax - IPI	-	-	1,876	6,159
Other	-	-	2,335	1,346

	13,744	15,012	115,060	121,198

9.        RELATED COMPANIES

	Company		Consolidated
	Loans		Loans		Trade accounts		Transactions		Financial income (expense)
	Assets	Liabilities	Assets	Liabilities	Receivable	Payable	Sales	Purchases

Ultraquímica Participações S.A.	35	387,160	-	-	-	-	-	-	-
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	-	2,287	778	2,287	-	398	-	-	-
Petroquímica União S.A.	-	-	-	-	-	3,579	-	64,530	-
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	539	12	4,905	-
Agip do Brasil S.A.	-	-	-	-	181	-	3,287	-	-
Companhia Ultragaz S.A.	36,978	-	-	-	-	-	-	-	-
Ultracargo Participações Ltda.	-	2,130	-	-	-	-	-	-	-
Ultratecno Participações Ltda.	9,587	8,148	-	-	-	-	-	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	-	6,641	-	-	8	1	(631)
Imaven Imóveis e Agropecuária Ltda.	-	22,673	-	-	-	-	-	-	-
Petróleo Brasileiro S.A. - Petrobras	-	-	-	-	-	13,896	37	1,334,806	-
Petrogaz Distribuidora S.A.	-	-	-	-	31	-	557	2,180	-
Copagaz Distribuidora de Gás S.A.	-	-	-	-	53	-	1,141	-	-
Oleoquímica do Nordeste Ltda.	-	35,524	-	-	-	-		-	-
Braskem S.A.	-	-	-	-	-	13,070	38,567	271,202	-
Supergasbras Distribuidora de Gás S.A.	-	-	-	-	114	-	1,934	-	-
Cia. Termelétrica do Planalto Paulista - TPP	-	-	1,049	-	-	-	-	-	257
Plenogás – Distribuidora de Gás S.A.	-	-	-	1,032	-	-	-	-	-
Other related companies	94	675	776	257	78	414	1,388	1,076	-

Total as of December 31, 2002	46,694	458,597	2,603	10,217	457	31,896	46,931	1,678,700	(374)

Total as of December 31, 2001	97,198	74,810	1,680	11,036	595	42,591	18,383	1,236,160	(467)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are indexed based on the Brazilian long-term interest rate (TJLP). The other loans do not have financial charges nor determined maturity dates. Transactions refer principally to purchases of raw material, other materials and storage services, carried out at usual market prices and conditions. The loan agreement with Ultraquímica Participações S.A. results from the sale of shares issued by Oxiteno S.A. – Indústria e Comércio to the Company, intended to avoid the occurrence of reciprocal shareholdings due to the corporate reorganization, as mentioned in Note 4.

10.     INCOME AND SOCIAL CONTRIBUTION TAXES a)  Deferred income and social contribution taxes The Company and its subsidiaries recognize tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and others. The tax credits are substantiated by continued operating profitability. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:
	Company		Consolidated
	2002	2001	2002	2001
Noncurrent assets:
Deferred income and social contribution taxes on:
Accruals tax-deductible only when the expenses are incurred	2,033	1,584	27,605	24,051
Income and social contribution tax loss carryforwards	-	6	5,652	3,231

	2,033	1,590	33,257	27,282

Long-term liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	2,113	2,512
Income earned abroad	-	-	32,678	21,461

	-	-	34,791	23,973

b)  Reconciliation of income and social contribution taxes in the statement of income

Income and social contribution taxes are reconciled to official tax rates as follows:
	Company		Consolidated
	2002	2001	2002	2001

Income before taxes, equity in results of
subsidiary and associated companies and minority interest	14,712	29,160	349,980	230,733
Official tax rates - %	34.00	34.00	34.00	34.00
Income and social contribution taxes at
official rates	(5,002)	(9,914)	(118,993)	(78,449)

Adjustments to the effective tax rate:
Operating provisions and nondeductible
expenses/nontaxable revenues	31	(11)	(1,217)	6,165
Adjustments to estimated income	-	-	3,094	3,377
Realization of inflationary profit	-	-	-	1,983
Interest on capital (received) paid	(1,870)	10,540	157	10,540
Other	-	-	83	1,279
Income and social contribution taxes before
tax benefits	(6,841)	615	(116,876)	(55,105)

Tax benefits:
Workers’ meal program (PAT)	-	-	721	299
Cultural incentives	24	-	1,245	332

Income and social contribution taxes per statement of income	(6,817)	615	(114,910)	(54,474)

Current	(7,260)	-	(110,067)	(58,377)
Deferred	443	615	(4,843)	3,903

c)  Tax exemption The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil, as follows:
Subsidiary	Units	Exemption - %	Expiration date

Oxiteno Nordeste S.A. - Indústria e Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe base	100	2003
	Juazeiro base	100	2004
	Suape base	100	2007

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	100	2003
	Suape Terminal (acetic acid
	and butadiene byproducts)	100	2005

Tax benefits from income tax exemption are recorded in a specific capital reserve account in stockholders’ equity by the subsidiaries. These benefits are recognized in income by the Company through the equity pick-up, as shown in Note 11. Bahiana Distribuidora de Gás Ltda. has certain requests under analysis by Federal Revenue authorities relating to the Ilhéus and Aracaju bases which, once approved, will represent a reduction of 37.5% of income tax starting in 2003.

11.     INVESTMENTS

a)  Subsidiaries of the Company
	2002
	Ultragaz Participações S.A. (*)	Ultraquímica Participações S.A. (*)	Ultracargo Participações Ltda. (*)	Ultratecno Participações Ltda. (*)	Imaven Imóveis e Agropecuária Ltda. (*)	Oxiteno S.A. - Indústria e Comércio (*)	Imaven II Agropecuária S.A. (*)

Number of shares or quotas held	4,336,063	2,461,339	2,856,736	65,158,617	27,733,974	35,102,127	11,551
Net equity - R$	202,068	512,404	101,949	8,619	41,986	636,414	356
Net income (loss) for the year - R$	50,924	66,028	9,426	(164)	4,855	186,935	3

	2002											2001

	Ultragaz Participações S.A. (*)	Ultraquímica Participações S.A. (*)	Ultracargo Participações Ltda. (*)	Ultratecno Participações Ltda. (*)	Ultradata Participações S/C Ltda. (*)	Imaven Imóveis e Agropecuária Ltda. (*)	Oxiteno S.A. - Indústria e Comércio (*)	Imaven II Agropecuária S.A. (*)

									Subtotal	Others	Total	Total

Changes in investments:
Balance at beginning of year	126,571	454,679	92,612	8,783	4,416	37,131	-	-	724,192	185	724,377	630,237
Payment of capital	-	-	-	-	-	-	-	-	-	-	-	13,710
Taxes on reserve for revaluation in subsidiaries	(163)	-	(89)	-	-	-	-	-	(252)	-	(252)	(416)
Acquisition	-	-	-	-	-	-	-	-	-	-	-	20
Write-off of revaluation reserve	-	(700)	-	-	-	-	-	-	(700)	-	(700)	-
Dividends and interest (net) on capital Receivable	(12,094)	(12,372)	-	-	-	-	(31,139)	-	(55,605)	-	(55,605)	(21,600)
Withholding tax on interest on capital	(825)	-	-	-	-	-	-	-	(825)	-	(825)	-

a)     Subsidiaries of the Company

	2002											2001

	Ultragaz Participações S.A. (*)	Ultraquímica Participações S.A. (*)	Ultracargo Participações Ltda. (*)	Ultratecno Participações Ltda. (*)	Ultradata Participações S/C Ltda. (*)	Imaven Imóveis e Agropecuária Ltda. (*)	Oxiteno S.A. - Indústria e Comércio (*)	Imaven II Agropecuária S.A. (*)

									Subtotal	Others	Total	Total

Purchase of shares	-	-	-	-	-	-	387,160	-	387,160	-	387,160	-
Merger of shares	-	-	-	-	-	-	191,568	-	191,568	-	191,568	102,426
Merger of companies	43,484	4,769	-	-	(4,769)	-	-	135	43,619	8	43,627	-
Equity pick-up	45,095	66,028	9,426	(164)	353	4,855	88,803	9	214,405	-	214,405

Balance at end of year	202,068	512,404	101,949	8,619	-	41,986	636,392	144	1,503,562	193	1,503,755	724,377

b)  Associated companies (Consolidated)

	2002

	Química da Bahia Indústria e Comércio S.A. (**)	Oxicap Indústria de Gases Ltda. (**)	Nordeste Química S.A. - Norquisa (**)	Plenogás Distribuidora de Gás S.A. (**)

Number of shares or quotas held	3,174,501	125	60,426,077	1,384,308
Adjusted net equity - R$	10,118	2,470	-	(2,133)
Loss for the year - R$	-	(269)	-	(811)
Ownership percentage - %	45.56	25.00	8.73	33.33

	2002					2001

	Química da Bahia Indústria e Comércio S.A. (**)	Oxicap Indústria de Gases Ltda. (**)	Fábrica Carioca de Catalisadores S.A. - FCC (**)	Nordeste Química S.A. - Norquisa (**)	Total	Total

Changes in investments:
Balance at beginning of year	4,610	707	15,409	42,307	63,033	61,085
Write-off of revaluation reserve	-	-	(2,664)	-	(2,664)	(220)
Dividends received	-	-	(430)	-	(430)	(1,275)
Equity pick-up	-	(89)	(1,017)	-	(1,106)	3,443
Cost of investments sold	-	-	(11,298)	-	(11,298)	-
Allowance for loss	-	-	-	(40,551)	(40,551)	-

Balance at end of year	4,610	618	-	1,756	6,984	63,033

(*)      Financial statements audited or reviewed by our independent auditors.

(**)    Financial statements audited by other independent auditors.

The consolidated amount of equity in the results of subsidiary and associated companies presented in the statement of income includes R$ 43,456 (2001 - R$ 26,961) of income tax incentives arising substantially from operations in regions eligible for such incentives.

In the consolidated financial statements, the investments of subsidiary Oxiteno S.A. - Indústria e Comércio in associated companies Oxicap Indústria de Gases Ltda. and Química da Bahia Indústria e Comércio S.A. are carried under the equity method based on their financial statements as of November 30, 2002, and the investment in associated company Nordeste Química S.A. - Norquisa is carried under the equity method through July 31, 2001, based on the degree of management influence, as established by CVM Instruction No. 247/96, net of a reserve for loss on realization in the amount of R$ 40,551 (see Note 17).

In November 2002, the investment in associated company Fábrica Carioca de Catalisadores S.A. - FCC was sold for R$ 30,697.

12.     PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Annual depreciation rates - %	2002			2001
		Revalued cost	Accumulated depreciation	Net book value	Net book value

Land	-	47,151	-	47,151	39,065
Buildings	4	321,113	(109,874)	211,239	204,491
Machinery and equipment	5 to 10	769,488	(378,083)	391,405	366,154
Vehicles	20 to 30	107,506	(72,360)	35,146	30,191
Furniture and fixtures	10	11,890	(4,157)	7,733	6,792
Construction in progress	-	39,141	-	39,141	29,888
Imports in transit	-	835	-	835	5,436
Other	10 to 20	72,650	(25,833)	46,817	25,852

		1,369,774	(590,307)	779,467	707,869

Construction in progress refers mainly to renovations of the industrial complexes of the subsidiaries; imports in transit refer mainly to equipment and parts for the Ultrasystem project (small and medium-sized LPG installations for commercial and residential customers). Other items primarily comprise computer equipment and commercial property rights.

On July 11, 2002, the indirect subsidiary Terminal Químico de Aratu S.A. - Tequimar won the auction and signed the contract for use of the site on which it operates the Aratu Terminal for another 20 years, renewable for the same period. The goodwill paid by Tequimar amounted to R$ 12,000, and will be amortized over 40 years, equivalent to annual amortization of R$ 300. In the course of this negotiation, Tequimar obtained a reduction of approximately R$ 150 in the annual cost of leasing this area.

13.  DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred on the implementation of systems modernization projects R$19,866 (2001 - R$ 10,986), being amortized over five to ten years, and expenditures for the installation of Ultrasystem equipment at customers’ locations R$ 58,044 (2001 - R$ 55,913), to be amortized over the lives of the LPG supply contracts with these customers.

14.  FINANCING (CONSOLIDATED)

Description	2002	2001	Index/ Currency	Annual interest rate - %	Maturity and amortization

Foreign currency:
Eurobonds	-	139,642	US$	9.0
International Finance Corporation - IFC	17,736	23,289	US$	9.38	Semiannually to 2003
Syndicated loan	212,503	-	US$	7.15	Semiannually to 2004
Financing for inventories and property additions	3,786	8,687	US$	From 1.75 to 6.01	Semiannually and annually to 2003
Advances on foreign exchange contracts	73,883	33,582	US$	From 3.04 to 10.5	Maximum of 219 days
National Bank for Economic and Social Development (BNDES) - Exim	17,849	-	US$	5.25	Quarterly to 2003
Export prepayments, net of linked operations	23,165	-	US$	From 8.0 to 16.3	Semiannually and annually to 2003

Subtotal	348,922	205,200

Local currency:
National Bank for Economic and Social Development	181,995	169,889	TJLP+ IGP-M	From 1.5 to 6.5	Monthly, quarterly and semiannually to 2008
(BNDES)	28,863	10,365	UMBNDES	From 10.57 to 12.47	Monthly to 2007
FINAME	23,665	27,675	TJLP	From 1.8 to 4.4	Monthly to 2007
Onlending operations	-	1,544	TJLP		Monthly to 2002
Other	21	18		Various

Subtotal	234,544	209,491

Total financing	583,466	414,691

Current liabilities	(219,827)	(124,525)

Long-term liabilities	363,639	290,166

TJLP = long-term interest rate

IGP-M = general market price index

UMBNDES = BNDES monetary unit

FINAME = government agency for machinery and equipment financing

The long-term portion matures as follows:

	2002	2001

2003	-	72,725
2004	273,270	39,112
2005	43,145	161,338
2006	32,535	12,637
2007 and thereafter	14,689	4,354

	363,639	290,166

In June 1997, the subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$ 60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participações S.A. and Ultragaz Participações S.A. In June 2002, the indirect subsidiary LPG International Inc. exercised the call option for these securities by using funds from a syndicated loan maturing in August 2004.

The loan from International Finance Corporation - IFC to the indirect subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio is equivalent to US$ 5 million and matures in 2003. The loan was earmarked for the expansion and modernization of the Camaçari plant in the state of Bahia, which started activities in 1997.

The financing is collateralized by liens on property, plant and equipment, shareholdings, and by promissory notes and sureties provided by the Company and its subsidiaries.

15.  OTHER TAXES (CONSOLIDATED)

The Company and its subsidiaries obtained preliminary injunctions to pay taxes on revenues (PIS and COFINS) without the changes introduced by Law No. 9,718/98. The Companies are contesting the addition of 1% in the COFINS rate, as well as the incidence of PIS and COFINS on other revenues. The principal issue, however, concerns the collection of these taxes by the refinery which supplies LPG using the tax substitution system on behalf of the subsidiary companies Companhia Ultragaz S.A. and Bahiana Distribuidora de Gás Ltda. The tax substitution method, which increased the calculation basis of PIS and COFINS by four times the LPG price practiced by the refineries, continued until June 30, 2000, when the rates of these taxes were increased for the refineries and reduced to zero for distributors. However, based on legal counsel’s opinion, Company management opted to pay, on November 26, 2002, the amounts previously accrued for the PIS and COFINS tax substitution, as well as the increment of 1% in the COFINS rate on billings, therefore taking advantage of the benefit provided in Executive Act No. 75 of October 24, 2002.

The Company and its subsidiaries are still challenging in court the incidence of these taxes on other revenues. The unpaid amounts were accrued in the financial statements of the Company and its subsidiaries and amount to R$ 23,730 (2001 - R$ 49,329).

Terminal Químico de Aratu S.A. - Tequimar obtained a favorable decision on its lawsuit contesting the payment of the social contribution tax introduced by Law No. 7,689/88. The favorable decision to this subsidiary was final and unappealable; however, the Federal Government filed a motion for a new trial to reverse the previous decision. Based on legal counsel’s opinion and the outcome of recent cases judged by the Federal Supreme Court, the subsidiary opted to pay this tax on July 31, 2002, using the tax benefit provided by Executive Act No. 38 of May 14, 2002, and Federal Revenue Authority Regulation No. 900 of July 19, 2002.

16.  STOCKHOLDERS’ EQUITY

a)  Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, 51,264,621,778 common and 18,426,647,050 preferred shares.

On December 31, 2002, 4,112,155 preferred shares were outstanding in the foreign market, in the form of American Depositary Receipts - ADRs. The following table shows the effects of the corporate reorganization detailed in Note 4.

	Capital	Number of shares
Events	- R$ (000)	Common	Preferred	Total

At December 31, 2001	433,857	37,984,012,500	15,015,987,500	53,000,000,000

Shares issued for:
Merger of Gipóia Participações Ltda.	38,527	7,850,603,880	-	7,850,603,880
Merger of shares of Oxiteno S.A. - Indústria e Comércio	191,568	5,430,005,398	3,410,659,550	8,840,664,948

At December 31, 2002	663,952	51,264,621,778	18,426,647,050	69,691,268,828

Preferred shares are nonconvertible into common shares and nonvoting, and entitle their holders to minimum dividends at least 10% higher than those attributable to common shares, and priority in capital redemption, without premium, in the event of liquidation of the Company.

b)  Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, to be held in treasury.

In 2002, preferred shares were acquired at the average price of R$ 19.67 per thousand shares, which, after the corporate reorganization, totaled 20,199,760 and held in treasury as of December 31, 2002.

c)  Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiary and associated companies; realization occurs on depreciation, write-off or sale of the revalued assets and is transferred to retained earnings, net of the related tax effects.

In some cases, taxes on the revaluation reserves of certain subsidiary and associated companies are recognized only on realization of this reserve since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Deferred tax charges on these reserves total R$ 8,553 (2001 - R$ 9,272).

d)  Reserve for retention of profits

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law (see item f) below), and includes both a portion of net income and realization of revaluation reserves.

e)  Reserve for unrealized profits

This reserve is established in conformity with article 197 of Brazilian corporate law; realization normally occurs on receipt of dividends or sale or write-off of investments.

f)   Dividends and appropriation of net income

Stockholders are entitled by the bylaws of a minimum annual dividend of 50% of adjusted net income, calculated under the terms of Brazilian corporate law.

Proposed dividends as stated in the Company’s financial statements, subject to approval at the Stockholders’ Annual Meeting, are calculated under the terms of Brazilian corporate law, particularly articles 196 and 197, as follows:

2002

Net income	222,300
Legal reserve	(11,115)
Retention of profits - article 196	(105,592)

Compulsory dividends	105,593

Reserve for unrealized profits	(40,593)
Interim dividends (R$ 0.367112 and R$ 0.403823 per thousand common and preferred shares, respectively)	(20,000)

Proposed dividends payable (R$ 0.629268 and R$ 0.692195 per thousand common and preferred shares, respectively)	(45,000)

-

Management proposes to transfer the remaining balance of net income to the “reserve for retention of profits” account, in order to support the business expansion project established in its investment plan.

17.     NONOPERATING EXPENSES (CONSOLIDATED)

Composed substantially by recognition of the reserve for loss, in the amount R$ 40,551, on the investment of Oxiteno Nordeste S.A. - Indústria e Comércio in Nordeste Química S.A. - Norquisa, which reflects the estimated market value of the assets as well as the results on sales of permanent assets, especially on sales of cylinders and of the indirect participation in Fábrica Carioca de Catalisadores S.A. - FCC.

18.     RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic-operating and economic-financial aspects. Strategic-operating risks (such as demand behavior, competition, technological innovation, and relevant structural changes in industry, among others) are addressed by the Company management model. Economic-financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

  Customer default - These risks are managed by specific policies for accepting customers and credit analysis and are mitigated by diversification of sales. Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio recorded allowances of R$ 6,833 (2001 - R$ 9,383) for potential losses on receivables. Additionally, Companhia Ultragaz S.A., in response to a market situation of sharply increased prices and reduced volumes, implemented stricter monitoring of its customers’ situations, resulting in the recording of an allowance for potential loss of R$ 8,251 on the realization of its accounts receivable.

  Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The short-term investments of the Company and its subsidiaries are comprised substantially of transactions linked to interbank deposit (CDI) rates, as described in Note 5. A portion of the financial assets is destined for foreign currency hedges, as mentioned below. Funds obtained originate from BNDES financing and from abroad, as mentioned in Note 14.

  Exchange rate - Basically, the subsidiaries use foreign currency hedge instruments available in the financial market to cover their liabilities in foreign currency. Given the volatility of exchange rates during the year 2001, the Company fully hedged its foreign currency exposure. Such hedges have amounts, periods and indexes equivalent to bank loans in foreign currency, to which they are linked. The following summary shows the assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2002:

Book value

Assets:
Currency hedge transactions and interest	381,048
Foreign cash and cash equivalents	127,318
Receivables from foreign customers, net of advances
on export contracts	37,972
Total	546,338

Liabilities:
Foreign currency financing	348,922
Import transactions payables	12,521

Total	361,443

Net asset position	184,895

Given the characteristics of the financial instruments described above, the managements of the Company and its subsidiaries believe that market values approximate the book values of these financial instruments. The exchange variation on cash and cash investments of the subsidiary Oxiteno Overseas Co. was recorded as financial income in the statement of income for the year ended 2002, in the amount of R$ 44,087 (2001 - R$ 12,814). The Company and its subsidiaries recorded in income the net effect of the devaluation of the Brazilian real in 2001, and did not use the deferral option provided for by CVM Resolution No. 404/01. Except for the interest held by Oxiteno S.A. - Indústria e Comércio in Petroquímica União S.A., mentioned below, the other financial instruments recorded in the financial statements as of December 31, 2002 were determined in conformity with the accounting criteria and practices described in these notes.

The investment in Petroquímica União S.A., representing 1.95% of total capital, was acquired at a privatization auction held in 1994, and is presented in the financial statements at cost restated through December 31, 1995, amounting to R$ 18,694. The market value of this investment at December 31, 2002, based on the quotation of the investee’s shares on the Stock Exchange, was approximately R$ 12,558.

Management believes that no valuation reserve is necessary for this investment, in view of its clear strategic and permanent nature, since the investee is an important supplier of raw material to Oxiteno S.A. - Indústria e Comércio. Also, the acquisition of this investment was made using long-term financing from BNDES, at favorable interest rates compared to those prevailing in the market.

19.     INSURANCE COVERAGE FOR SUBSIDIARIES

The subsidiaries maintain insurance coverage in amounts considered sufficient to cover potential losses from damage to assets, as well as for civil responsibility for involuntary, material and/or physical damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

20.     RESPONSIBILITIES FOR SURETIES AND GUARANTEES

The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 359,604.

21.     CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

The Petrochemical Industry Labor Union, which represents the employees of Oxiteno Nordeste S.A. - Indústria e Comércio, filed class action suits against the subsidiary in 1991, demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively followed. Based on the opinion of its legal counsel, who analyzed the final decision of the Federal Supreme Court on the class action suit in which such Union is a plaintiff, as well as the status of the specific suit against the subsidiary, its management does not believe that it is necessary to record a reserve at December 31, 2002.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel consider the risks to be low or remote and, therefore, no reserves for potential losses on these cases have been recorded.

Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A. (present name of Copene Petroquímica do Nordeste S.A.) effective through 2012, which establishes a minimum annual ethylene consumption level. The minimum purchase commitment and the actual demand for the years ended December 31, 2002 and 2001, expressed in tons of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary is liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment	Actual demand
		2002	2001

In tons	137,900	164,534	184,772

22.     STOCK OPTION PLAN

At the Annual and Extraordinary Meetings held on April 27, 2001, the stockholders approved a Stock Option Plan, to be offered to managers and employees in positions of responsibility in the Company and its subsidiaries. No options had been granted under this plan as of December 31, 2002.

23.     EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and a pension plan. In addition, they offer loans for the acquisition of vehicles and personal computers to employees of certain subsidiary companies. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan. Adoption of this plan, managed by Ultraprev - Associação de Previdência Complementar, was approved at the Board of Directors’ Meeting on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev, or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant’s name during a period of between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. In 2002, the Company and its subsidiaries contributed R$ 2,925 to Ultraprev, which was charged to income for the year. The total number of employee participants as of December 31, 2002 was 4,948, with no participants retired to date.

Additionally, Ultraprev has 2 active participants and 33 former employees receiving defined benefits according to the policies of a previous plan. Considering that the fair market value for the plan’s assets significantly exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 35 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.

Item 3.

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

A PUBLICLY HELD COMPANY

COMPLIMENTARY DIVIDENDS

The Board of Directors of Ultrapar Participações S.A., at its meeting held on February 12, 2003, decided to distribute complimentary dividends, payable from net income for the fiscal year ending December 31, 2002, for the amount of R$ 45,000,036.78 (forty five million and thirty six reais and seventy eight centavos), to be paid from March 6, 2003 without remuneration or monetary restatement.

The holders of common and preferred shares will receive the dividend of R$ 0.629268 per thousand shares and R$ 0.692195 per thousand shares, respectively.

The record date for dividend rights will be February 24, 2003. The shares will be traded an ex-dividend basis on the São Paulo Stock Exchange as from February 25, 2003 and on the New York Stock Exchange as from February 20, 2003.

São Paulo, February 12, 2003.

Fabio Schvartsman
Investor Relations Director